UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 July 2021
Commission File number 001-15246
LLOYDS BANK plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the Company's Registration Statement (File No. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical or current facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, 'probability', 'goal', 'objective', 'endeavour', 'prospects', 'optimistic' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Lloyds Bank Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group's ESG targets and / or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Lloyds Bank Group’s knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the EU-UK Trade and Cooperation Agreement, instability as a result of the potential for other countries to exit the EU or the Eurozone, and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change, including the Lloyds Bank Group’s or Lloyds Banking Group plc’s ability along with the government and other stakeholders to manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK's exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group's directors, management or employees including industrial action; changes in Lloyds Bank Group’s ability to develop sustainable finance products and Lloyds Bank Group’s capacity to measure the ESG impact from its financing activity, which may affect Lloyds Bank Group’s ability to achieve its climate ambition; changes to the Lloyds Bank Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the SEC, Lloyds Bank plc annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Lloyds Bank Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated half-year results for the half-year ended 30 June 2021 and is being incorporated by reference into the Registration Statement with File No. 333-231902-01.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
FINANCIAL REVIEW
Principal activities
Lloyds Bank plc (the Bank) and its subsidiary undertakings (the Group) provide a wide range of banking and financial services through branches and offices in the UK and in certain locations overseas. The Group’s revenue is earned through interest and fees on a broad range of financial services products including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers; and lending, transactional banking, working capital management, risk management and debt capital markets services to commercial customers.
Income statement
In the half-year to 30 June 2021, the Group recorded a profit before tax of £3,420 million compared to a loss of £290 million in the same period in 2020, representing an increase of £3,710 million largely reflecting the improved economic outlook for the UK in the first six months of 2021 compared to the deterioration assumed in 2020. Profit after tax was £3,708 million.
Total income decreased by £459 million, or 6 per cent, to £7,307 million in the half-year to 30 June 2021 compared to £7,766 million in the first six months of 2020; there was a decrease of £238 million in net interest income and £221 million in other income.
Net interest income was down £238 million, or 4 per cent, to £5,376 million compared to £5,614 million in the first six months of 2020. The net interest margin reduced reflecting the lower rate environment and change in asset mix. Average interest-earning assets increased driven by growth in the open mortgage book and the impact of government supported loan schemes, partially offset by lower balances in unsecured personal loans, credit cards and motor finance, as well as the effects of the continued optimisation of the Corporate and Institutional book within Commercial Banking.
Other income was £221 million lower at £1,931 million in the six months to 30 June 2021 compared to £2,152 million in the same period last year. Net fee and commission income was £57 million higher, with increases in card and other transaction-based income streams, reflecting improved levels of customer activity following the easing of restrictions relating to the pandemic, and increased commercial banking fees. However, other operating income decreased by £213 million due to lower levels of operating lease rental income as a result of the reduced Lex Autolease vehicle fleet size and lower gains on the disposal of financial assets at fair value through other comprehensive income.
Total operating expenses increased by £133 million to £4,564 million compared to £4,431 million in the first six months of 2020, mainly due to an increase in regulatory provision charges. There was a decrease of £19 million in operating costs reflecting a reduction in depreciation of tangible fixed assets due to the reduced Lex Autolease vehicle fleet size as well as gains on disposal of operating lease assets partially offset by higher restructuring costs, primarily technology research and development costs and severance, as well as slightly higher property transformation costs. Staff costs were 5 per cent higher at £1,868 million compared to £1,773 million in the first six months of 2020, in part reflecting higher charges for variable remuneration and the increase in severance costs.
The charge in respect of regulatory provisions was £152 million higher at £310 million and related to pre-existing programmes. With respect to HBOS Reading, £150 million was incurred in the first half of 2021, including operational costs to provide for the likelihood of activities spanning across 2022 as well as the outcome to date of decisions from the independent panel re-review on direct and consequential losses. Further significant charges over 2021/2022 could be required as more panel decisions are published, but it is not possible to reliably estimate the potential impact or timings at this stage.
There was a net release of expected credit loss allowances (ECLs) in the first six months of 2021 of £677 million, compared to a charge of £3,625 million in the first six months of 2020, largely reflecting the improved UK economic outlook. Credit performance remains strong, with low levels of new to arrears.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
FINANCIAL REVIEW (continued)
The ECL allowance in respect of loans and advances to customers remains high by historical standards at £4,646 million, a coverage ratio of 1.0 per cent. This is consistent with the Group's updated macroeconomic projections and assumes that a large proportion of these additional expected losses will crystallise over the next 12 months. This is expected to emerge as support measures subside and unemployment increases, with the base case predicting a peak of 6.6 per cent in the fourth quarter of 2021. The ECL allowance continues to reflect a probability-weighted view of future economic scenarios with a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of the severe downside. The improvement in unemployment and asset price outlook in 2021 within the base case is reflected in all scenarios, which have improved significantly since the year end.
The Group has retained the judgemental overlays applied at year end and has continued to offset modelled releases not deemed reflective of underlying risk. The Group's £400 million central overlay has been maintained. It was added at the year end in recognition of the significant uncertainty with regard to the efficacy of coronavirus vaccines, the vaccination rollout, potential virus mutations and economic performance post lockdown restrictions and Government support. Although the base case outlook has improved throughout the first half of the year, the Group still considers that these risks remain and that the conditioning assumptions for the improved base case and associated scenarios do not capture these unprecedented risks.
The Group recognised a tax credit of £288 million in the period compared to a credit of £594 million in the first six months of 2020. In March 2021, the UK Government announced its intention to increase the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023 and this was substantively enacted on 24 May 2021. As a result of this change in tax rate, the Group has recognised a £1,189 million deferred tax credit in the income statement and a £184 million debit within other comprehensive income, increasing the Group's net deferred tax asset by £1,005 million.
Balance sheet
Total assets were £9,683 million higher at £609,622 million at 30 June 2021 compared to £599,939 million at 31 December 2020. There was an increase in cash and balances at central banks which were £8,805 million higher at £58,693 million reflecting increased liquidity holdings. Financial assets at amortised cost increased by £2,208 million, to £494,174 million at 30 June 2021 compared to £491,966 million at 31 December 2020. Excluding reverse repurchase agreements, loans and advances to customers, net of impairment allowances, were £6,766 million higher as increases in the open mortgage book and other retail balances were only partially offset by reductions in the closed mortgage book, motor finance and larger corporate lending; however bank and customer reverse repurchase agreement balances decreased by £4,327 million compared to 31 December 2020. Derivative assets were £1,905 million lower at £6,436 million compared to £8,341 million at 31 December 2020, reflecting reduced volumes and movements in interest and exchange rates over the first six months of 2021.
Total liabilities were £8,071 million higher at £566,892 million compared to £558,821 million at 31 December 2020. Customer deposits increased by £22,896 million, or 5 per cent, to £457,465 million compared to £434,569 million at 31 December 2020, as a result of growth in retail current and savings accounts and commercial deposits. This increase was partly offset by a reduction in deposits from banks which were £8,968 million lower at £16,029 million, reflecting the reduced need for wholesale funding following the further growth in customer deposits, and in derivative liabilities which were £2,887 million lower.
Shareholders’ equity increased £1,890 million to £36,995 million; profit for the period was partly offset by movements in the cash flow hedging reserve and dividends paid of £1,000 million.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
FINANCIAL REVIEW (continued)
Capital
The Group’s Common equity tier 1 capital ratio has increased from 15.5 per cent at 31 December 2020 to 16.1 per cent at 30 June 2021, primarily as a result of profit for the period and a reduction in risk-weighted assets, partially offset by the foreseeable dividend accrual and pension contributions. The tier 1 capital ratio reduced from 19.8 per cent at 31 December 2020 to 19.1 per cent at 30 June 2021 and the total capital ratio reduced from 23.5 per cent at 31 December 2020 to 22.9 per cent at 30 June 2021, largely reflecting the annual reduction in transitional limits applied to legacy tier 1 and tier 2 capital instruments in addition to the derecognition of called AT1 instruments, offset in part by the issuance of new AT1 and tier 2 instruments, the increase in common equity tier 1 capital and the reduction in risk-weighted assets.
Risk-weighted assets reduced by £3.7 billion to £167.2 billion at 30 June 2021 compared to £170.9 billion at 31 December 2020, primarily driven by continued optimisation activity undertaken in Commercial Banking, partially offset by limited impacts from credit deterioration, the latter in part due to the mitigating impact of house price increases.
The Group’s UK leverage ratio of 5.3 per cent at 30 June 2021 has reduced from 5.5 per cent at 31 December 2020.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES
The significant risks faced by the Group are detailed below. There has been no change to the definition of these risks from those disclosed in the Group’s 2020 Annual Report and Accounts.
The external risks faced by the Group may also impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to the coronavirus pandemic, global macro-economic conditions and regulatory developments.
The coronavirus pandemic has had an impact on all risk types and continues to be a major area of focus. The Group responded quickly to the challenges faced, putting in place risk mitigation strategies and refining investment and strategic plans. Transition planning remains a key focus in ensuring that the Group continues to protect colleagues and services to customers as the situation continues to evolve and in ensuring that the lessons learned from the pandemic are embedded into future working practices.
Lloyds Banking Group is participating in the 2021 Bank of England Biennial Exploratory Scenario on Climate (CBES) for submission in October. The scope is to consider credit losses under three different temperature scenarios over a thirty year horizon, and the strategic actions Lloyds Banking Group could take to mitigate Climate Risk. The CBES may be used to inform FPC and PRA supervision and will not be used to set capital requirements.
The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with Lloyds Banking Group’s Enterprise Risk Management Framework.
Climate – The risk that the Group experiences losses and/or reputational damage as a result of climate change, either directly or through its customers. These losses may be realised from physical events, the required adaptation in transitioning to a low carbon economy, or as a consequence of the responses to managing these changes.
Market – The risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates and credit spreads in the Banking business and credit spreads in the Group’s defined benefit pension schemes.
Credit – The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off- balance sheet).
Funding and liquidity – Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.
Capital – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.
Change/execution – The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability and/or operation within the Group’s risk appetite.
Conduct – The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.
Data – The risk of the Group failing to effectively govern, manage and control its data (including data processed by third party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.
Governance – The risk that the Group’s organisational infrastructure fails to provide robust oversight of decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
PRINCIPAL RISKS AND UNCERTAINTIES (continued)
People – The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes, effective leadership to manage colleague resources, effective talent and succession management and robust control to ensure all colleague-related requirements are met.
Operational resilience – The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.
Operational – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Model – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.
Regulatory and legal – The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
Strategic – The risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO
Overview
The Group has continued to actively support its customers throughout the pandemic with a range of flexible options and payment holidays across major products, as well as lending through the various UK Government support schemes.
The macroeconomic outlook has improved and as the UK shows signs of exiting the crisis, the Group’s focus is now on supporting its customers to recover.
The Group's lending portfolios were well positioned entering the crisis and we retain a prudent approach to credit risk appetite and risk management, with robust LTVs in our secured portfolios. Considering the external environment, flows of assets into arrears, defaults and write-off have remained at low levels.
It is recognised that Government support measures mean that the true underlying risk may not be reflected in asset performance and there is an expectation of increased arrears and defaults as these various arrangements, designed to alleviate short-term financial pressure, come to an end.
The Group has participated fully in UK Government lending schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent, respectively. Repayments under these schemes have started to become due, which will be coupled with the withdrawal of Government support schemes in the second half of 2021. The level of arrears is therefore being carefully monitored, and the Group will continue to review customer trends and indicators for early signs of distress.
The net impairment credit in the first half of 2021 was £677 million, compared to a charge of £3,625 million in the first half of 2020. The first half credit resulted from the release of expected credit loss (ECL) allowances driven by improvements to the macroeconomic outlook in the UK, combined with robust credit performance, with a low run-rate impairment charge given the continued benign credit environment.
As a result, the Group's ECL allowance on loans and advances to customers reduced in the period from £6,127 million to £4,994 million, largely resulting from improvements to the economic outlook, including the impact of the extension of the Government's Coronavirus Job Retention Scheme in the first quarter of 2021. Reductions in Commercial Banking ECL allowances also reflect improved customer outcomes on restructuring cases, reduction in Stage 2 exposures and lower flows to default.
Stage 2 loans and advances to customers reduced from £51,280 million to £45,938 million, and as a percentage of total lending reduced by 1.1 percentage points to 9.5 per cent (31 December 2020: 10.6 per cent), predominantly reflecting the improvement in the Group’s forward looking macroeconomic assumptions. Of these, 91.5 per cent are up to date (31 December 2020: 91.6 per cent). Stage 2 coverage reduced to 3.9 per cent (31 December 2020: 4.6 per cent).
Stage 3 loans and advances reduced in the period to £6,142 million (31 December 2020: £6,443 million), and as a percentage of total lending remained flat at 1.3 per cent (31 December 2020: 1.3 per cent). Stage 3 coverage reduced by 3.3 percentage points to 29.1 per cent (31 December 2020: 32.4 per cent) largely driven by a small number of single name releases in Commercial Banking, including on coronavirus impacted restructuring cases and favourable asset price inflation benefiting the UK Mortgages and UK Motor Finance portfolios in the Retail division.
Prudent risk appetite and risk management
•The Group continues to take a prudent approach to credit risk and a through-the-cycle credit risk appetite, whilst working closely with customers to help them through and recover from the crisis
•Sector and asset class concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•As the UK starts to exit the crisis, the Group will continue to work closely with its customers to ensure they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Impairment charge by division

	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change

	£m	£m	%	£m	%

UK Mortgages	(175)	603		(125)	(40)
Credit cards	67	656	90	144	53
Loans and overdrafts	58	462	87	277	79
UK Motor Finance	(40)	241		(15)
Other	1	133		8	88
Retail	(89)	2,095		289
Commercial Banking	(585)	1,328		(48)
Central Items	(3)	202		194
Total impairment (credit) charge	(677)	3,625		435
Group total expected credit loss allowance

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Customer related balances
Drawn	4,646	5,701
Undrawn	348	426
	4,994	6,127
Other assets	3	5
Total ECL allowance	4,997	6,132
Movements in Group total expected credit loss allowance

	ECL at 30 June 2021	Net ECL increase	Write-offs and other	Income statement charge (credit)	ECL at 31 Dec 2020
	£m	£m	£m	£m	£m

UK Mortgages	905	(122)	53	(175)	1,027
Credit cards	802	(121)	(188)	67	923
Loans and overdrafts	606	(109)	(167)	58	715
UK Motor Finance	434	(67)	(27)	(40)	501
Other	211	(18)	(19)	1	229
Retail	2,958	(437)	(348)	(89)	3,395
Commercial Banking	1,618	(697)	(112)	(585)	2,315
Central Items	421	(1)	2	(3)	422
Total[1]	4,997	(1,135)	(458)	(677)	6,132
1Total ECL includes £3 million relating to other non customer-related assets (31 December 2020: £5 million).

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Group loans and advances to customers and expected credit loss allowances

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 30 June 2021	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	262,541	29,770	1,924	11,886	306,121	9.7	0.6
Credit cards	10,956	2,936	323	—	14,215	20.7	2.3
Loans and overdrafts	7,782	1,413	312	—	9,507	14.9	3.3
UK Motor Finance	12,347	2,272	233	—	14,852	15.3	1.6
Other	18,074	1,203	244	—	19,521	6.2	1.2
Retail	311,700	37,594	3,036	11,886	364,216	10.3	0.8
SME	27,952	3,139	863	—	31,954	9.8	2.7
Other	31,615	5,169	2,181	—	38,965	13.3	5.6
Commercial Banking	59,567	8,308	3,044	—	70,919	11.7	4.3
Central items[1]	50,755	36	62	—	50,853	0.1	0.1
Total gross lending	422,022	45,938	6,142	11,886	485,988	9.5	1.3
ECL allowance on drawn balances	(1,173)	(1,616)	(1,667)	(190)	(4,646)
Net balance sheet carrying value	420,849	44,322	4,475	11,696	481,342

Group ECL allowance (drawn and undrawn)
UK Mortgages	129	411	175	190	905	45.4	19.3
Credit cards	200	462	140	—	802	57.6	17.5
Loans and overdrafts	178	277	151	—	606	45.7	24.9
UK Motor Finance[2]	154	129	151	—	434	29.7	34.8
Other	51	105	55	—	211	49.8	26.1
Retail	712	1,384	672	190	2,958	46.8	22.7
SME	106	129	112	—	347	37.2	32.3
Other	108	280	881	—	1,269	22.1	69.4
Commercial Banking	214	409	993	—	1,616	25.3	61.4
Central items	409	1	10	—	420	0.2	2.4
Total ECL allowance (drawn and undrawn)	1,335	1,794	1,675	190	4,994	35.9	33.5

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers[3]
UK Mortgages	—	1.4	9.1	1.6	0.3
Credit cards	1.8	15.7	55.3	—	5.7
Loans and overdrafts	2.3	19.6	62.4	—	6.4
UK Motor Finance	1.2	5.7	64.8	—	2.9
Other	0.3	8.7	41.4	—	1.1
Retail	0.2	3.7	24.1	1.6	0.8
SME	0.4	4.1	15.2	—	1.1
Other	0.3	5.4	40.5	—	3.3
Commercial Banking	0.4	4.9	34.1	—	2.3
Central items	0.8	2.8	16.1	—	0.8
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.3	3.9	29.1	1.6	1.0
1Includes reverse repos of £48.9 billion.
2UK Motor Finance for Stages 1 and 2 include £136 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £70 million, Loans and overdrafts of £70 million, Retail other of £111 million, SME of £124 million and Commercial Banking other of £5 million.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Group loans and advances to customers and expected credit loss allowances (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME	27,015	4,500	791	—	32,306	13.9	2.4
Other	29,882	9,438	2,694	—	42,014	22.5	6.4
Commercial Banking	56,897	13,938	3,485	—	74,320	18.8	4.7
Central items[1]	57,422	12	69	—	57,503	—	0.1
Total gross lending	415,608	51,280	6,443	12,511	485,842	10.6	1.3
ECL allowance on drawn balances	(1,347)	(2,125)	(1,968)	(261)	(5,701)
Net balance sheet carrying value	414,261	49,155	4,475	12,250	480,141

Group ECL allowance (drawn and undrawn)
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	—	923	57.4	16.6
Loans and overdrafts	224	344	147	—	715	48.1	20.6
UK Motor Finance[2]	197	171	133	—	501	34.1	26.5
Other	46	124	59	—	229	54.1	25.8
Retail	814	1,637	683	261	3,395	48.2	20.1
SME	142	234	126	—	502	46.6	25.1
Other	172	475	1,161	—	1,808	26.3	64.2
Commercial Banking	314	709	1,287	—	2,310	30.7	55.7
Central items	410	—	12	—	422	—	2.8
Total ECL allowance (drawn and undrawn)	1,538	2,346	1,982	261	6,127	38.3	32.3

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers[3]
UK Mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	—	1.6
Other	0.6	5.0	43.2	—	4.3
Commercial Banking	0.6	5.1	38.5	—	3.1
Central items	0.7	—	17.4	—	0.7
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.4	4.6	32.4	2.1	1.3
1Includes reverse repos of £54.4 billion.
2UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Commercial Banking other of £6 million.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Group Stage 2 loans and advances to customers

	Up to date				1-30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]
At 30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Mortgages	23,034	191	3,630	122	1,491	32	1,615	66	29,770	411
Credit cards	2,640	356	189	68	77	22	30	16	2,936	462
Loans and overdrafts	854	162	396	54	127	43	36	18	1,413	277
UK Motor Finance	966	47	1,148	39	122	29	36	14	2,272	129
Other	494	58	586	33	64	9	59	5	1,203	105
Retail	27,988	814	5,949	316	1,881	135	1,776	119	37,594	1,384
SME	2,866	118	178	6	24	2	71	3	3,139	129
Other	4,953	275	72	2	49	2	95	1	5,169	280
Commercial Banking	7,819	393	250	8	73	4	166	4	8,308	409
Central items	17	—	18	1	—	—	1	—	36	1
Total	35,824	1,207	6,217	325	1,954	139	1,943	123	45,938	1,794

At 31 December 2020
UK Mortgages	22,569	215	3,078	131	1,648	43	1,723	79	29,018	468
Credit cards	2,924	408	220	76	93	27	36	19	3,273	530
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	27,688	950	5,658	374	2,068	166	1,916	147	37,330	1,637
SME	4,229	219	150	6	40	5	81	4	4,500	234
Other	9,151	469	83	3	28	2	176	1	9,438	475
Commercial Banking	13,380	688	233	9	68	7	257	5	13,938	709
Central items	1	—	11	—	—	—	—	—	12	—
Total	41,069	1,638	5,902	383	2,136	173	2,173	152	51,280	2,346
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 2 on page 39 onwards.
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated.

Probability- weighted		Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m

UK Mortgages	905	544	684	1,100	2,064
Other Retail	2,053	1,896	2,009	2,152	2,355
Commercial Banking	1,618	1,369	1,497	1,763	2,296
Other	421	419	421	421	425
At 30 June 2021	4,997	4,228	4,611	5,436	7,140

UK Mortgages	1,027	614	803	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,315	1,853	2,102	2,575	3,554
Other	422	420	422	422	428
At 31 December 2020	6,132	5,068	5,637	6,721	9,033

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Retail
•The Retail portfolio has remained robust and well positioned throughout the coronavirus pandemic. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. This is evident in the significant improvement in credit quality and low arrears rates
•The Group has actively supported its Retail customers during the pandemic, through a range of propositions, such as payment holidays, while personal current account customers have had access to up to £500 interest free arranged overdrafts
•Nearly 1.3 million payment holidays, on £65.1 billion of lending, have been granted on Retail products during the pandemic, with c.7,000 remaining live. Over 93 per cent of expired payment holidays have now resumed payments, while 6 per cent are either in arrears or have been charged off
•The Group has taken targeted steps across the Retail product offering to implement tighter credit quality controls on key risk indicators such as indebtedness and credit scores to ensure that customers and the bank are protected
•Arrears rates across the portfolios remain low despite expiry of almost all payment holidays
•Although the macroeconomic outlook has improved, customers have been significantly impacted by the pandemic and credit performance is expected to worsen in coming months, consistent with the Group's economic assumptions, as the Government support measures come to an end and unemployment rises
•The Retail impairment credit in the first half of 2021 was £89 million, compared to a charge of £2,095 million in the first half of 2020. This significant decrease resulted from a release of expected credit loss (ECL) allowances driven by the UK's improved macroeconomic outlook combined with a robust observed credit performance, with charges relating to flows to arrears and default remaining low despite expiry of almost all payment holidays. This impact compares favourably to the substantial impairment charge to account for the deterioration in the macroeconomic outlook over the first half of 2020
•Existing IFRS 9 staging rules and triggers have been maintained across Retail from year end 2020 with the exception of minor changes to the Loans and Overdrafts portfolio to tighten criteria and align to the Credit cards portfolio. Transfers between stages have been primarily driven by credit risk rating movements and the estimated impact of the economic factors on a customer’s forward looking default risk
•Total Retail ECL allowance as a percentage of drawn loans and advances (coverage) has reduced slightly to 0.8 per cent (31 December 2020: 1.0 per cent) following the updates in the Group’s economic forecast. As at 30 June 2021, 46.8 per cent of total Retail ECL is reflected within Stage 2 under IFRS 9, representing cases which have observed a Significant Increase in Credit Risk since origination (SICR)
•Stage 2 loans and advances now comprise 10.3 per cent of the Retail portfolio (31 December 2020: 10.5 per cent), of which 90.3 per cent are up to date performing loans. Stage 2 ECL coverage has also decreased to 3.7 per cent (31 December 2020: 4.4 per cent) reflecting the improved macroeconomic outlook
•Stage 3 loans and advances have remained flat at 0.8 per cent of total loans and advances (31 December 2020: 0.8 per cent), Stage 3 ECL coverage decreased to 24.1 per cent (31 December 2020: 25.2 per cent) due to favourable asset price inflation (both observed and forecast), benefiting the UK Mortgages and UK Motor Finance portfolios in particular

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Portfolios
UK Mortgages
•The UK Mortgages portfolio is well positioned with low arrears and a low loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•Whilst the housing market has remained resilient through the pandemic with continued strong customer demand, the Group has taken action to protect credit quality and participates in the Government guarantee scheme for greater than 90 per cent LTVs, which provides risk mitigation at the highest exposures
•Total loans and advances increased to £306.1 billion (31 December 2020: £294.8 billion), with a small reduction in average LTV to 43.1 per cent (31 December 2020: 43.5 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.4 per cent (31 December 2020: 0.6 per cent). The average LTV of new business decreased to 63.1 per cent (31 December 2020: 63.9 per cent)
•There was a net impairment credit of £175 million for the first half of 2021 compared to a charge of £603 million for the first half of 2020, reflecting improvements to the UK's macroeconomic outlook and in particular resilient house prices. Total ECL coverage remains flat at 0.3 per cent (31 December 2020: 0.3 per cent)
•Stage 2 loans and advances decreased to 9.7 per cent of the portfolio (31 December 2020: 9.8 per cent), and Stage 2 ECL coverage has reduced to 1.4 per cent (31 December 2020: 1.6 per cent). These impacts also reflect improvements in the UK's macroeconomic outlook, with a reduction in balances transferred into Stage 2 based on the forward looking view of their credit performance, in addition to favourable experience and house price assumptions
•Stage 3 ECL coverage decreased to 9.1 per cent (31 December 2020: 10.3 per cent) again due to favourable house price assumptions (both observed and forecast)
Credit cards
•Credit card balances decreased to £14.2 billion (31 December 2020: £15.1 billion) due to reduced levels of customer spending
•The credit card portfolio is a prime book which has performed well in recent years, with lower arrears rates compared to the High Street Bank peer group
•The impairment charge was £67 million for the first half of 2021 compared to a charge of £656 million for the first half of 2020, with overall ECL coverage decreasing to 5.7 per cent (31 December 2020: 6.1 per cent). These decreases are due to lower than anticipated arrears emergence, in conjunction with the improved outlook within the Group's economic forecast
•Stage 2 loans and advances have reduced to 20.7 per cent of the portfolio (31 December 2020: 21.7 per cent) and Stage 2 ECL coverage has reduced to 15.7 per cent (31 December 2020: 16.2 per cent). These impacts reflect improvements in the UK's macroeconomic outlook, most notably the more favourable unemployment forecast
•Stage 3 ECL coverage decreased to 55.3 per cent (31 December 2020: 56.0 per cent) due to a slight improvement in the mix of customers within Stage 3
Loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios held flat at £9.5 billion (31 December 2020: £9.5 billion) with some early signs of recovery in customer spend and demand for credit
•The impairment charge was £58 million for the first half of 2021, compared to £462 million for the first half of 2020. This decrease is again partly due to the improved outlook within the Group's macroeconomic forecasts in addition to lower than anticipated arrears emergence, reducing both Stage 2 ECL coverage to 19.6 per cent (31 December 2020: 22.6 per cent) and overall ECL coverage to 6.4 per cent (31 December 2020: 7.6 per cent)

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
UK Motor Finance
•The UK Motor Finance portfolio decreased to £14.9 billion (31 December 2020: £15.2 billion) due to reduced market activity and new car supply issues as a result of the pandemic
•There was a net impairment credit of £40 million for the first half of 2021 compared to a charge of £241 million for the first half of 2020, reflecting improvements to the UK's macroeconomic outlook and in particular higher than expected used car prices. Overall ECL coverage has decreased to 2.9 per cent (31 December 2020: 3.3 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. The improved macroeconomic outlook, supported by better than expected disposal experience, resulted in a net impairment credit of £41 million for RV and VT risk in the first half of 2021
•Stage 2 ECL coverage decreased to 5.7 per cent (31 December 2020: 7.7 per cent) and Stage 3 ECL coverage decreased to 64.8 per cent (31 December 2020: 66.8 per cent) due to the impact from updates to the Group's outlook on used car prices
Other
•Other loans and advances increased to £19.5 billion (31 December 2020: £19.4 billion)
•The impairment charge was £1 million for 2021 compared to £133 million for the first half of 2020, primarily due to the improved outlook within the Group's economic forecasts

Retail UK Mortgages loans and advances to customers

	At 30 June 2021[1]	At 31 Dec 2020[1]
	£m	£m

Mainstream	245,147	234,273
Buy-to-let	50,907	49,634
Specialist	10,067	10,899
Total	306,121	294,806
1Balances include the impact of HBOS related acquisition adjustments.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Commercial Banking
•Commercial Banking has actively supported its customers throughout the crisis, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes
•Although the macroeconomic outlook has improved, the pandemic has resulted in widespread industry disruption, with some sectors such as travel, transportation, non-essential retail, leisure and hospitality particularly impacted. However, as a proportion of the Group’s overall lending, exposure to these sectors remains limited
•The Group still expects recovery to be slower in a few of the impacted sectors and anticipates longer term structural changes in these, and a number of other sectors. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way
•Observed credit quality has been broadly stable in the first half of 2021, noting that this is likely to be influenced by the significant temporary support provided by the UK Government in light of the pandemic, which has had the potential to distort the underlying credit risk profile, particularly in the predominantly secured SME portfolio
•Commercial Banking has continued to support its more vulnerable clients early through focused risk management via the Group’s Watchlist and Business Support framework
•The Group does anticipate a negative impact from the withdrawal of UK Government support measures in the second half of 2021. This may also be seen as repayments under UK Government support schemes start to become due, with an increase in arrears and defaults expected, consistent with macroeconomic expectations. It is anticipated that these will be protracted over a number of years, given the flexible payment deferral options available under the various UK Government lending schemes. The level of arrears is therefore being carefully monitored with early risk mitigation activities taken as appropriate
•Although significant uncertainties remain, the Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery
Impairments
•There was a net impairment credit of £585 million in the first half of 2021, compared to a charge of £1,328 million in the first half of 2020. The credit was driven by the release of expected credit loss (ECL) allowances resulting from improvements to the UK's macroeconomic outlook; improved restructuring outcomes on cases managed within the Business Support Unit (BSU) and other Stage 3 releases; lower balance sheet and credit quality improvement, including in Stage 2 exposures; and low levels of gross charges from cases flowing into default. As a result, ECL allowances reduced by £694 million to £1,616 million at 30 June 2021 (31 December 2020: £2,310 million)
•The Group recognises that credit quality has been partly supported by the temporary measures provided by the UK Government schemes and the ECL provision at 30 June 2021 assumes additional losses will emerge as the support subsides and structural change emerges in some sectors
•Stage 2 loans and advances reduced by £5,630 million to £8,308 million (31 December 2020: £13,938 million), largely driven by the improvement in the Group's forward looking economic assumptions, with 97.1 per cent of Stage 2 balances being current and up to date. As a result, Stage 2 loans as a proportion of total loans and advances to customers reduced to 11.7 per cent (31 December 2020: 18.8 per cent). Stage 2 ECL coverage was lower at 4.9 per cent (31 December 2020: 5.1 per cent) with the reduction in coverage a direct result of the forward look multiple economic scenarios
•Stage 3 loans and advances reduced to £3,044 million (31 December 2020: £3,485 million) and as a proportion of total loans and advances to customers, reduced to 4.3 per cent (31 December 2020: 4.7 per cent). SME flows to Stage 3 remain suppressed and non-SME flows were offset by repayments and write-offs. Stage 3 ECL coverage reduced to 34.1 per cent (31 December 2020: 38.5 per cent) predominantly driven by the release of provisions on a small number of cases in Business Support, including coronavirus impacted restructuring cases

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate gross lending stood at £11.6 billion at 30 June 2021 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations). The Group has a further £0.8 billion of UK Direct Real Estate exposure in Business Banking within the Retail division
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.2 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, caps are in place to control origination and exposure, including a number of asset type categories. Focus remains on the UK market and business propositions have been written in line with a prudent, through-the-cycle risk appetite with conservative LTVs, strong quality of income and proven management teams
•Overall performance has remained resilient. Watchlist numbers increased through Q1 but have now stabilised. Transfers to BSU have been limited and the BSU CRE portfolio is largely concentrated in the retail/shopping centres sub sector, although this is reducing and remains modest in the context of the overall BSU portfolio. Overall rent collection has been impacted by the coronavirus pandemic, particularly in the retail and leisure space given the impact of lockdowns, though the office sub sector has been resilient. Despite these challenges the portfolio is well positioned and proactively managed with appropriate risk mitigants in place
–Exposures over £1 million continue to be heavily weighted towards investment real estate (c.90 per cent) over development. Of these investment exposures, over 76 per cent have an LTV of less than 60 per cent, with an average LTV of 49 per cent
–c.90 per cent of exposures greater than £5 million have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)
–Approximately 60 per cent of exposures over £1 million relate to commercial real estate (with no speculative development lending) with the remainder related to residential real estate. The underlying sub-sector split is diversified with c.13.5 per cent of exposures secured by Retail assets and appetite tightened since 2018
–The Office portfolio is focused on prime locations with strong sponsors and low LTVs, as well as no speculative commercial development. Commercial risk appetite continues to be proactively managed with appropriate risk mitigation tightening seen in the first half of 2021
–Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and tracked
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria include maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Commercial Banking lending in key coronavirus-impacted sectors1

	At 30 June 2021				At 31 December 2020
	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of loans and advances	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of loans and advances
	£bn	£bn	£bn	%	£bn	£bn	£bn	%

Retail non-food	2.1	1.4	3.5	0.4	2.1	1.5	3.6	0.4
Automotive dealerships[2]	1.3	2.1	3.4	0.3	1.7	2.0	3.7	0.4
Construction	0.8	1.5	2.3	0.2	0.8	1.6	2.4	0.2
Passenger transport	1.4	0.7	2.1	0.3	1.1	1.0	2.1	0.2
Hotels	1.5	0.3	1.8	0.3	1.8	0.3	2.1	0.4
Leisure	0.6	0.6	1.2	0.1	0.6	0.7	1.3	0.1
Restaurants and bars	0.5	0.3	0.8	0.1	0.6	0.3	0.9	0.1
Total	8.2	6.9	15.1	1.7	8.7	7.4	16.1	1.8
1Lending classified using ONS Standard Industrial Classification codes at legal entity level; drawn balances exclude c.£1 billion lending under the Coronavirus Business Interruption Loan Scheme and the Bounce Back Loan Scheme. Oil and Gas has been removed as a key coronavirus-impacted sector.
2Automotive dealerships includes Black Horse Motor Wholesale lending (within the Retail Division).

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 96 per cent as at 30 June 2021. Customer deposits continued to increase over the period as customer spending remained subdued. This increased the Group's cash reserves held at the Bank of England and allowed the Group to repay £5 billion of the Term Funding Scheme with additional incentives for SMEs (TFSME) taking the total outstanding amount to £8.7 billion as at 30 June 2021.
The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 122 per cent (based on a monthly rolling average over the previous 12 months) as at 30 June 2021.
The Group continues to expect limited term funding needs over the course of the second half of the year given the on-going availability of customer deposits and TFSME, both of which are more cost effective sources of funding for the Group. Overall, wholesale funding totalled £74.8 billion as at 30 June 2021.
Lloyds Bank credit ratings continue to reflect the resilience of the bank's business model and the strength of the balance sheet. During July, Moody’s finalised and updated their ratings methodology and used it to drive a number of ratings changes for UK banks, including a one notch upgrade to the Subordinated issuances of Lloyds Bank. All Rating Agencies also now recognise a Stable Outlook on Lloyds Bank ratings, with S&P and Fitch returning Lloyds Bank to Stable during June and July to reflect better underlying UK economic expectations and their belief that Lloyds Bank is well positioned to benefit from the macroeconomic recovery underway.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT (continued)
Lloyds Bank Group funding requirements and sources

	At 30 June	At 31 Dec
	2021	2020	Change
	£bn	£bn	%

Lloyds Bank Group Funding position
Loans and advances to customers[1]	432.5	425.6	2
Loans and advances to banks[2]	4.6	4.3	7
Debt securities at amortised cost	4.8	5.1	(6)
Reverse repurchase agreements – non-trading	51.7	56.1	(8)
Financial assets at fair value through other comprehensive income	25.8	27.3	(5)
Cash and balances at central banks	58.7	49.9	18
Other assets[3]	31.5	31.6	—
Total Lloyds Bank Group assets	609.6	599.9	2
Less other liabilities[3]	(18.4)	(21.4)	(14)
Funding requirements	591.2	578.5	2

Customer deposits[4]	449.6	425.2	6
Wholesale funding[5]	74.8	79.6	(6)
Repurchase agreements – non-trading	9.3	14.5	(36)
Term funding scheme[6]	8.7	13.7	(36)
Deposits from fellow Lloyds Banking Group undertakings	6.1	4.4	39
	548.5	537.4	2
Total equity	42.7	41.1	4
Funding sources	591.2	578.5	2
1Excludes reverse repos of £48.9 billion (31 December 2020: £54.4 billion).
2Excludes £2.8 billion (31 December 2020: £1.6 billion) of reverse repurchase agreements.
3Other assets and other liabilities include the fair value of derivative assets and liabilities.
4Excludes repos of £7.9 billion (31 December 2020: £9.4 billion).
5Lloyds Bank Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £1.6 billion (31 December 2020: £1.8 billion).
631 December 2020 balance includes the Bank of England's Term Funding Scheme (TFS). 30 June 2021 and 31 December 2020 include the Term Funding Scheme with additional incentives for SMEs (TFSME).

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT (continued)

	Included in funding analysis	Repos and cash collateral	Items due to fellow Lloyds Banking Group undertakings	Fair value and other accounting methods	Balance sheet
At 30 June 2021	£bn	£bn	£bn	£bn	£bn

Deposits from banks	4.2	11.8	—	—	16.0
Debt securities in issue	60.8	—	(15.7)	10.0	55.1
Subordinated liabilities	9.8	—	—	(0.2)	9.6
Total wholesale funding	74.8	11.8	(15.7)
Customer deposits	449.6	7.9	—	—	457.5
Total	524.4	19.7	(15.7)

At 31 December 2020

Deposits from banks	3.9	18.8	—	2.3	25.0
Debt securities in issue	66.4	—	(16.1)	9.0	59.3
Subordinated liabilities	9.3	—	—	(0.1)	9.2
Total wholesale funding	79.6	18.8	(16.1)
Customer deposits	425.2	9.4	—	—	434.6
Total	504.8	28.2	(16.1)
Analysis of total wholesale funding by residual maturity

	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 30 June 2021	Total at 31 Dec 2020
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks	3.2	1.0	—	—	—	—	—	—	4.2	3.9
Debt securities in issue:
Certificates of deposit	—	0.3	0.1	0.1	—	—	—	—	0.5	3.6
Commercial paper	4.0	4.9	0.9	—	—	—	—	—	9.8	5.6
Medium-term notes	1.7	0.8	1.0	1.2	0.9	5.5	11.0	6.3	28.4	31.2
Covered bonds	1.3	0.7	0.4	1.0	1.1	5.5	5.7	3.9	19.6	23.1
Securitisation	0.4	0.2	0.5	—	0.2	1.2	—	—	2.5	2.9
	7.4	6.9	2.9	2.3	2.2	12.2	16.7	10.2	60.8	66.4
Subordinated liabilities	—	1.1	1.6	—	—	0.2	3.3	3.6	9.8	9.3
Total wholesale funding[1]	10.6	9.0	4.5	2.3	2.2	12.4	20.0	13.8	74.8	79.6
1Excludes balances relating to margins of £1.6 billion (31 December 2020: £1.8 billion).

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT (continued)
Analysis of 2021 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Medium-term notes	—	1.5	—	—	1.5
Covered bonds	—	—	—	—	—
Private placements	—	—	—	—	—
Subordinated liabilities[1]	1.5	1.1	—	—	2.6
Total issuance	1.5	2.6	—	—	4.1
1Subordinated liabilities include AT1s.
Liquidity Portfolio
At 30 June 2021, the Group had £111.7 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2020: £113.4 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.
The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities, including the TFSME. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets

	Average	Average
	2021[1]	2020[2]	Change
	£bn	£bn	%

Level 1
Cash and central bank reserves	49.3	46.5	6
High quality government/MDB/agency bonds[3]	58.4	62.6	(7)
High quality covered bonds	2.7	2.9	(7)
Total	110.4	112.0	(1)
Level 2[4]	1.3	1.4	(7)
Total LCR eligible assets	111.7	113.4	(1)
1Based on 12 months rolling average to 30 June 2021. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Based on 12 months rolling average to 31 December 2020. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
3Designated multilateral development bank (MDB).
4Includes Level 2A and Level 2B.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT
Analysis of capital position
The Group's CET1 capital ratio increased from 15.5 per cent at 31 December 2020 to 16.1 per cent, primarily as a result of profits for the period (net of the impact of the impairment credit and partial release of IFRS 9 transitional relief) and a reduction in underlying risk-weighted assets, partially offset by the foreseeable dividend accrual and pension contributions.
The PRA have confirmed their intention to remove the beneficial treatment currently applied to intangible software assets and reinstate the original requirement to deduct in full. This change will be implemented on 1 January 2022 and will be expected to reduce the Group’s reported CET 1 ratio by c.50bps.
The Group continues to apply the revised IFRS 9 transitional arrangements for capital which provide for temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 (‘static’ relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses since 1 January 2020 (‘dynamic’ relief). The transitional arrangements do not cover Stage 3 expected credit losses.
Excluding the IFRS 9 transitional relief and removing the current beneficial treatment applied to intangible software assets would reduce the Group’s CET1 capital ratio from 16.1 per cent to 14.8 per cent, on the basis of the position at 30 June 2021.
The transitional total capital ratio reduced to 22.9 per cent (31 December 2020: 23.5 per cent) largely reflecting the annual reduction in transitional limits applied to legacy tier 1 and tier 2 instruments in addition to the derecognition of called AT1 instruments, offset in part by the issuance of new AT1 and tier 2 instruments, the increase in common equity tier 1 capital and the reduction in risk-weighted assets.
The UK leverage ratio reduced to 5.3 per cent (31 December 2020: 5.5 per cent) as a result of the reduction in fully loaded total tier 1 capital, which was partly offset by the reduction in the leverage exposure measure.
Total capital requirement
The Group's total capital requirement (TCR) as at 30 June 2021, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £20,273 million (31 December 2020: £20,567 million).
Capital resources
An analysis of the Group's capital position as at 30 June 2021 is presented in the following section on both a transitional arrangements basis and a fully loaded basis in respect of legacy capital securities subject to current grandfathering provisions. In addition, the Group's capital position under both bases reflects the application of the separate transitional arrangements for IFRS 9.
The following table summarises the consolidated capital position of the Group.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020
	£m	£m	£m	£m

Common equity tier 1
Shareholders’ equity per balance sheet	36,995	35,105	36,995	35,105
Adjustment to retained earnings for foreseeable dividends	(700)	(1,000)	(700)	(1,000)
Adjustment to retained earnings for IFRS 9 transitional arrangements	1,260	1,869	1,260	1,869
Cash flow hedging reserve and other adjustments	(375)	(1,401)	(375)	(1,401)
	37,180	34,573	37,180	34,573
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,180)	(2,986)	(3,180)	(2,986)
Prudent valuation adjustment	(179)	(173)	(179)	(173)
Removal of defined benefit pension surplus	(2,209)	(1,322)	(2,209)	(1,322)
Deferred tax assets	(4,652)	(3,525)	(4,652)	(3,525)
Common equity tier 1 capital[1]	26,960	26,567	26,960	26,567
Additional tier 1
Additional tier 1 instruments	4,949	7,295	4,268	5,935
Total tier 1 capital[1]	31,909	33,862	31,228	32,502
Tier 2
Tier 2 instruments	6,996	6,825	6,298	5,454
Other adjustments	(543)	(524)	(543)	(524)
Total tier 2 capital	6,453	6,301	5,755	4,930
Total capital resources[1]	38,362	40,163	36,983	37,432

Risk-weighted assets	167,190	170,862	167,190	170,862

Common equity tier 1 capital ratio	16.1%	15.5%	16.1%	15.5%
Tier 1 capital ratio	19.1%	19.8%	18.7%	19.0%
Total capital ratio	22.9%	23.5%	22.1%	21.9%
1Position at 31 December 2020 audited.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Movements in capital resources
The key difference between the transitional capital calculation as at 30 June 2021 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under the regulation, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. In addition, following revisions to eligibility criteria for capital instruments under CRR II, certain instruments of the Group will cease to qualify as regulatory capital in June 2025.
The key movements on a transitional capital basis are set out in the table below.

	Common equity tier 1	Additional tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 2020	26,567	7,295	6,301	40,163
Profit for the period	3,708	—	—	3,708
Foreseeable dividend accrual for the period[1]	(700)	—	—	(700)
IFRS 9 transitional adjustment to retained earnings	(610)	—	—	(610)
Pension contributions	(668)	—	—	(668)
Prudent valuation adjustment	(6)	—	—	(6)
Deferred tax asset	(1,127)	—	—	(1,127)
Goodwill and other intangible assets	(194)	—	—	(194)
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	—	(2,346)	152	(2,194)
Distributions on other equity instruments	(203)	—	—	(203)
Other movements[2]	193	—	—	193
At 30 June 2021	26,960	4,949	6,453	38,362
1Reflects the accrual for foreseeable 2021 ordinary dividends. Excludes the reversal of the brought forward accrual for the 2020 full year ordinary dividend which has now been paid out.
2Includes other pension movements.
CET1 capital resources have increased by £393 million during the period, primarily reflecting:
•underlying banking profits, with the impairment credit offset by the partial unwind of IFRS 9 transitional relief
•offset in part by pension contributions made during the period, the accrual of the foreseeable ordinary dividend and other items including the increase in deferred tax assets deducted from capital which primarily reflects the remeasurement of deferred tax assets following the announced increase in the UK corporation tax rate from 1 April 2023. The remeasurement has a limited overall capital benefit as the tax credit through profits is largely offset by the increase in the deferred tax asset deduction.
AT1 capital resources have reduced by £2,346 million during the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered tier 1 capital instruments and the net impact of the derecognition of called AT1 capital instruments and subsequent issuance of new AT1 capital instruments.
Tier 2 capital resources have increased by £152 million during the period, largely reflecting the issuance of a new tier 2 capital instrument, partially offset by the application of the reduced transitional limit applied to grandfathered tier 2 capital instruments, regulatory amortisation and the impact of movements in rates.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Risk-weighted assets

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	41,359	43,781
Retail IRB Approach	66,584	65,207
Other IRB Approach	11,317	11,916
IRB Approach	119,260	120,904
Standardised (STA) Approach	19,918	21,673
Credit risk	139,178	142,577
Counterparty credit risk	1,727	2,133
Credit valuation adjustment risk	206	355
Operational risk	23,449	23,307
Market risk	186	210
Risk-weighted assets	164,746	165,582
Threshold risk-weighted assets[1]	2,444	2,280
Total risk-weighted assets	167,190	170,862
1Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.
Risk-weighted asset movements by driver

	Credit risk IRB	Credit risk STA	Credit risk total[1]	Counterparty credit risk[2]	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets at 31 December 2020							170,862
Less threshold risk-weighted assets[3]							(2,280)
Risk-weighted assets at 31 December 2020	120,904	21,673	142,577	2,488	210	23,307	168,582
Asset size	(2,901)	(305)	(3,206)	(347)	—	—	(3,553)
Asset quality	1,465	(142)	1,323	(196)	—	—	1,127
Model updates	—	—	—	—	18	—	18
Methodology and policy	(40)	(1,231)	(1,271)	—	1	—	(1,270)
Acquisitions and disposals	—	—	—	—	—	—	—
Movements in risk levels (market risk only)	—	—	—	—	(43)	—	(43)
Foreign exchange movements	(168)	(77)	(245)	(12)	—	—	(257)
Other	—	—	—	—	—	142	142
Risk-weighted assets at 30 June 2021	119,260	19,918	139,178	1,933	186	23,449	164,746
Threshold risk-weighted assets[3]							2,444
Total risk-weighted assets at 30 June 2021							167,190
1Credit risk includes securitisation risk-weighted assets.
2Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.
3Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements.
Credit risk, risk-weighted assets:
•Asset size reduction of £3.2 billion predominantly reflects continued optimisation in Commercial Banking and lower unsecured balances partially offset by increased mortgage lending.
•Asset quality increase of £1.3 billion reflects the limited impact of credit migration and retail model calibrations offset by the benefit of House Price Index increases
•Methodology and policy changes reduced risk-weighted assets by £1.3 billion through securitisation activity and other optimisation activity.
Counterparty credit risk, risk-weighted assets: decreased by £0.6 billion due to movements in market rates during the period
Analysis of leverage movements
The Group’s fully loaded UK leverage ratio has reduced to 5.3 per cent, driven by the impact of the reduction in the fully loaded total tier 1 capital position. This was offset in part by the reduction in the leverage exposure measure which reduced by £6.3 billion during the period, largely reflecting movements in securities financing transactions and off-balance sheet items, net of an increase in retail lending.
Following a direction received from the PRA during 2020 the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.
The average UK leverage ratio was 5.5 per cent over the second quarter, reducing to 5.3 per cent towards the end of the quarter which largely reflected the reduction in fully loaded total tier 1 capital.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Leverage ratio
The table below summarises the component parts of the Lloyds Bank plc leverage ratio.

	Fully loaded
	At 30 June 2021	At 31 Dec 2020
	£m	£m

Total tier 1 capital for leverage ratio
Common equity tier 1 capital	26,960	26,567
Additional tier 1 capital	4,268	5,935
Total tier 1 capital	31,228	32,502

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	6,436	8,341
Securities financing transactions	51,746	56,073
Loans and advances and other assets	551,440	535,525
Total assets	609,622	599,939

Qualifying central bank claims	(53,073)	(43,973)

Deconsolidation adjustments
Derivative financial instruments	—	16
Securities financing transactions	—	—
Loans and advances and other assets	(113)	(139)
Total deconsolidation adjustments[1]	(113)	(123)

Derivatives adjustments
Adjustments for regulatory netting	(1,995)	(2,225)
Adjustments for cash collateral	(3,810)	(5,601)
Net written credit protection	22	145
Regulatory potential future exposure	5,269	5,744
Total derivatives adjustments	(514)	(1,937)

Securities financing transactions adjustments	833	1,060
Off-balance sheet items	48,220	53,350
Regulatory deductions and other adjustments[2]	(17,727)	(14,770)

Total exposure measure	587,248	593,546
Average exposure measure[3]	588,616

UK leverage ratio	5.3%	5.5%
Average UK leverage ratio[3]	5.5%
1Deconsolidation adjustments relate to the deconsolidation of certain Lloyds Bank Group entities that fall outside the scope of Lloyds Bank Group's regulatory capital consolidation.
2Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) and the accelerated implementation for the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.
3The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2021 to 30 June 2021). The average of 5.5 per cent compares to 5.6 per cent at the start and 5.3 per cent at the end of the quarter.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 June 2021	At 31 Dec 2020

Common equity tier 1 (£m)	25,628	24,591
Transitional tier 1 (£m)	30,577	31,886
Transitional total capital (£m)	38,273	39,422
Total risk-weighted assets (£m)	167,332	171,015
Common equity tier 1 ratio (%)	15.3%	14.4%
Transitional tier 1 ratio (%)	18.3%	18.6%
Transitional total capital ratio (%)	22.9%	23.1%
UK leverage ratio exposure measure (£m)	585,916	591,570
UK leverage ratio (%)	5.1%	5.2%
Lloyds Bank Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.
As at 30 June 2021, static relief under the transitional arrangements amounted to £262 million (31 December 2020: £370 million) and dynamic relief amounted to £1,070 million (31 December 2020: £1,606 million) through CET1 capital.
Regulatory capital developments
A number of significant regulatory capital changes will implement on 1 January 2022, including the remaining UK implementation of CRR 2 (which includes the revised standardised measure of counterparty credit risk - SA-CCR) and required changes to the Group's IRB models which will predominantly impact the mortgage models as a result of changes to the definition of default, revised loss given default (LGD) parameters and a new 'hybrid' probability of default (PD) approach. In addition UK regulators are currently consulting on revisions to the UK leverage ratio framework which are also expected to apply from 1 January 2022.
A consultation on the UK implementation of the remaining final Basel III reforms (also referred to as Basel 3.1), which include significant revisions to the credit risk, CVA and operational risk frameworks and will lead to the phased introduction of a risk-weighted assets output floor, is expected to be published by UK regulators in Q4 2021. The final rules are currently expected to apply from 1 January 2023, with the output floor expected to be phased in over several years.
Half-year Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in mid-August. A copy of the disclosures will be available to view at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
STATUTORY INFORMATION

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-year to 30 June 2021	Half-year to 30 June 2020
	Note	£m	£m

Interest income		6,397	7,295
Interest expense		(1,021)	(1,681)
Net interest income		5,376	5,614
Fee and commission income		1,070	954
Fee and commission expense		(480)	(421)
Net fee and commission income	4	590	533
Net trading income		303	368
Other operating income		1,038	1,251
Other income		1,931	2,152
Total income		7,307	7,766
Operating expenses	5	(4,564)	(4,431)
Impairment	6	677	(3,625)
Profit (loss) before tax		3,420	(290)
Tax credit	7	288	594
Profit for the period		3,708	304

Profit attributable to ordinary shareholders		3,489	86
Profit attributable to other equity holders		203	204
Profit attributable to equity holders		3,692	290
Profit attributable to non-controlling interests		16	14
Profit for the period		3,708	304
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 June 2021	Half-year to 30 June 2020
	£m	£m

Profit for the period	3,708	304
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	604	668
Tax	(323)	(154)
	281	514
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	—	—
Tax	1	—
	1	—
Gains and losses attributable to own credit risk:
Losses before tax	(48)	(3)
Tax	22	1
	(26)	(2)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	41	(16)
Income statement transfers in respect of disposals	59	(137)
Income statement transfers in respect of impairment	(2)	6
Tax	(12)	41
	86	(106)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,074)	682
Net income statement transfers	(275)	(480)
Tax	349	(91)
	(1,000)	111
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(7)	—
Transfers to income statement (tax: £nil)	—	—
	(7)	—
Other comprehensive income for the period, net of tax	(665)	517
Total comprehensive income for the period	3,043	821

Total comprehensive income attributable to ordinary shareholders	2,824	603
Total comprehensive income attributable to other equity holders	203	204
Total comprehensive income attributable to equity holders	3,027	807
Total comprehensive income attributable to non-controlling interests	16	14
Total comprehensive income for the period	3,043	821

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED BALANCE SHEET

		At 30 June 2021	At 31 Dec 2020
		(unaudited)	(audited)
	Note	£m	£m

Assets
Cash and balances at central banks		58,693	49,888
Items in the course of collection from banks		163	300
Financial assets at fair value through profit or loss	8	1,292	1,674
Derivative financial instruments		6,436	8,341
Loans and advances to banks		7,353	5,950
Loans and advances to customers		481,342	480,141
Debt securities		4,787	5,137
Due from fellow Lloyds Banking Group undertakings		692	738
Financial assets at amortised cost	9	494,174	491,966
Financial assets at fair value through other comprehensive income		25,840	27,260
Goodwill		470	470
Other intangible assets		4,252	4,112
Property, plant and equipment		8,065	8,317
Current tax recoverable		763	537
Deferred tax assets		4,257	3,468
Retirement benefit assets	11	3,134	1,714
Other assets		2,083	1,892
Total assets		609,622	599,939

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED BALANCE SHEET (continued)

		At 30 June 2021	At 31 Dec 2020
		(unaudited)	(audited)
Equity and liabilities	Note	£m	£m

Liabilities
Deposits from banks		16,029	24,997
Customer deposits		457,465	434,569
Due to fellow Lloyds Banking Group undertakings		7,169	6,875
Items in course of transmission to banks		319	302
Financial liabilities at fair value through profit or loss		6,857	6,831
Derivative financial instruments		5,341	8,228
Notes in circulation		1,368	1,305
Debt securities in issue	10	55,120	59,293
Other liabilities		5,891	5,181
Retirement benefit obligations	11	234	245
Current tax liabilities		—	31
Other provisions	12	1,499	1,722
Subordinated liabilities		9,600	9,242
Total liabilities		566,892	558,821

Equity
Share capital		1,574	1,574
Share premium account		600	600
Other reserves		6,260	7,181
Retained profits		28,561	25,750
Ordinary shareholders’ equity		36,995	35,105
Other equity instruments		5,644	5,935
Total equity excluding non-controlling interests		42,639	41,040
Non-controlling interests		91	78
Total equity		42,730	41,118
Total equity and liabilities		609,622	599,939

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2021	2,174	7,181	25,750	35,105	5,935	78	41,118
Comprehensive income
Profit for the period	—	—	3,489	3,489	203	16	3,708
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	281	281	—	—	281
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	86	—	86	—	—	86
Equity shares	—	1	—	1	—	—	1
Gains and losses attributable to own credit risk, net of tax	—	—	(26)	(26)	—	—	(26)
Movements in cash flow hedging reserve, net of tax	—	(1,000)	—	(1,000)	—	—	(1,000)
Movements in foreign currency translation reserve, net of tax	—	(7)	—	(7)	—	—	(7)
Total other comprehensive income	—	(920)	255	(665)	—	—	(665)
Total comprehensive income[1]	—	(920)	3,744	2,824	203	16	3,043
Transactions with owners
Dividends	—	—	(1,000)	(1,000)	—	(3)	(1,003)
Distributions on other equity instruments	—	—	—	—	(203)	—	(203)
Issue of other equity instruments	—	—	(1)	(1)	1,550	—	1,549
Redemptions of other equity instruments	—	—	(9)	(9)	(1,841)	—	(1,850)
Capital contributions received	—	—	78	78	—	—	78
Return of capital contributions	—	—	(2)	(2)	—	—	(2)
Changes in non-controlling interests	—	—	—	—	—	—	—
Total transactions with owners	—	—	(934)	(934)	(494)	(3)	(1,431)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(1)	1	—	—	—	—
At 30 June 2021[2]	2,174	6,260	28,561	36,995	5,644	91	42,730
1Total comprehensive income attributable to owners of the parent was £3,027 million.
2Total equity attributable to owners of the parent was £42,639 million.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2020	2,174	7,250	24,549	33,973	4,865	61	38,899
Comprehensive income
Profit for the period	—	—	86	86	204	14	304
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	514	514	—	—	514
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(106)	—	(106)	—	—	(106)
Equity shares	—	—	—	—	—	—	—
Gains and losses attributable to own credit risk, net of tax	—	—	(2)	(2)	—	—	(2)
Movements in cash flow hedging reserve, net of tax	—	111	—	111	—	—	111
Movements in foreign currency translation reserve, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	5	512	517	—	—	517
Total comprehensive income[1]	—	5	598	603	204	14	821
Transactions with owners
Dividends	—	—	—	—	—	—	—
Distributions on other equity instruments	—	—	—	—	(204)	—	(204)
Issue of other equity instruments	—	—	—	—	1,070	—	1,070
Capital contributions received	—	—	61	61	—	—	61
Return of capital contributions	—	—	(2)	(2)	—	—	(2)
Changes in non-controlling interests	—	—	—	—	—	—	—
Total transactions with owners	—	—	59	59	866	—	925
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 30 June 2020[2]	2,174	7,255	25,206	34,635	5,935	75	40,645
1Total comprehensive income attributable to owners of the parent was £807 million.
2Total equity attributable to owners of the parent was £40,570 million.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 July 2020	2,174	7,255	25,206	34,635	5,935	75	40,645
Comprehensive income
Profit for the period	—	—	937	937	213	12	1,162
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(401)	(401)	—	—	(401)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	86	—	86	—	—	86
Equity shares	—	(16)	—	(16)	—	—	(16)
Gains and losses attributable to own credit risk, net of tax	—	—	(53)	(53)	—	—	(53)
Movements in cash flow hedging reserve, net of tax	—	(160)	—	(160)	—	—	(160)
Movements in foreign currency translation reserve, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	(90)	(454)	(544)	—	—	(544)
Total comprehensive income[1]	—	(90)	483	393	213	12	618
Transactions with owners
Dividends	—	—	—	—	—	(7)	(7)
Distributions on other equity instruments	—	—	—	—	(213)	—	(213)
Issue of other equity instruments	—	—	—	—	—	—	—
Capital contributions received	—	—	79	79	—	—	79
Return of capital contributions	—	—	(2)	(2)	—	—	(2)
Changes in non-controlling interests	—	—	—	—	—	(2)	(2)
Total transactions with owners	—	—	77	77	(213)	(9)	(145)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	16	(16)	—	—	—	—
At 31 December 2020[2]	2,174	7,181	25,750	35,105	5,935	78	41,118
1Total comprehensive income attributable to owners of the parent was £606 million.
2Total equity attributable to owners of the parent was £41,040 million.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 June 2021	Half-year to 30 June 2020
	£m	£m

Profit (loss) before tax	3,420	(290)
Adjustments for:
Change in operating assets	1,360	(11,743)
Change in operating liabilities	6,422	23,967
Non-cash and other items	(1,068)	3,221
Tax paid	(646)	(648)
Net cash provided by operating activities	9,488	14,507
Cash flows from investing activities
Purchase of financial assets	(5,411)	(7,029)
Proceeds from sale and maturity of financial assets	6,335	5,132
Purchase of fixed assets	(1,509)	(1,301)
Proceeds from sale of fixed assets	542	413
Net cash used in investing activities	(43)	(2,785)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,000)	—
Distributions on other equity instruments	(203)	(204)
Dividends paid to non-controlling interests	(3)	—
Return of capital contributions	(2)	(2)
Interest paid on subordinated liabilities	(310)	(514)
Proceeds from issue of subordinated liabilities	1,086	281
Proceeds from issue of other equity instruments	1,549	1,070
Repayment of subordinated liabilities	(471)	(1,769)
Redemptions of other equity instruments	(1,850)	—
Borrowings from parent company	2,459	2,270
Repayments to parent company	(850)	(136)
Interest paid on borrowing from parent company	(127)	(103)
Net cash provided by financing activities	278	893
Effect of exchange rate changes on cash and cash equivalents	—	2
Change in cash and cash equivalents	9,723	12,617
Cash and cash equivalents at beginning of period	48,966	38,614
Cash and cash equivalents at end of period	58,689	51,231
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
Note 1: Accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2021 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the United Kingdom and comprise the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2020 which complied with international accounting standards in conformity with the requirements of the Companies Act 2006, were prepared in accordance with International Financial Reporting Standards (IFRS) and were compliant with IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. Copies of the 2020 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the continuing uncertainties affecting the UK economy post-pandemic and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
Changes in accounting policy
The Group adopted the Interest Rate Benchmark Reform Phase 2 amendments from 1 January 2021. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset or liability’s carrying amount; no immediate gain or loss is recognised. The new requirements also provide relief from the requirement to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of the IBOR Reform. The amendments do not have a material impact on the Group’s comparatives, which have not been restated.
Except for the change above, the Group's accounting policies are consistent with those applied by the Group in its 2020 Annual Report and Accounts and there have been no changes in the Group's methods of computation.
Future accounting developments
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2022 and in later years (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not expected to have a significant impact on the Group.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2020, except as detailed below.
Allowance for expected credit losses
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 30 June 2021 the Group’s expected credit loss allowance was £4,997 million (31 December 2020: £6,132 million), of which £4,649 million (31 December 2020: £5,706 million) was in respect of drawn balances.
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. These are set out in detail in the Group’s 2020 Annual Report and Accounts. The principal changes made in the period ended 30 June 2021 are as follows:
Base Case and Economic Assumptions
The Group’s base case economic scenario has been revised in light of the continuing impact of the coronavirus pandemic in the UK and globally. The scenario reflects judgements of the net effect of government-mandated restrictions on economic activity, large-scale government interventions and behavioural changes by households and businesses that may persist beyond the rollout of coronavirus vaccination programmes.
As large-scale vaccination efforts compete with the emergence of new viral strains in the UK and globally, there remains considerable uncertainty about the pace and eventual extent of the post-pandemic recovery. The Group’s updated base case scenario builds in three key conditioning assumptions. First, that rising infections in the UK’s third COVID-19 wave do not lead to a re-imposition of restrictions. Second, that the rollout of vaccination programmes among the UK’s trading partners will reinforce an improving global backdrop. Third, that domestic policy measures remain accommodative, with monetary policy looking through a transient rise in inflation.
Conditioned on these assumptions and taking note of improvements in economic indicators in the second quarter, the Group’s base case outlook continues to assume a rise in the unemployment rate as furlough support ends alongside a deceleration in residential and commercial property price growth. Risks around this base case economic view lie in both directions and are partly captured by the alternative economic scenarios generated. But uncertainties relating to the key conditioning assumptions, including epidemiological developments, the efficacy of vaccine rollouts against emergent strains and the response of the economy in those circumstances are not specifically captured by these scenarios. These specific risks have been recognised outside the modelled scenarios with a central adjustment.
The Group has incorporated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2021, for which actuals may have since emerged prior to publication.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
Base case scenario by quarter1

	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 30 June 2021%		%	%	%	%	%	%	%

Gross domestic product	(1.5)	4.3	(0.3)	3.2	1.5	0.5	0.4	0.4
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.8	5.0	5.4	6.6	6.4	6.2	6.1	5.9
House price growth	6.5	10.5	6.8	5.6	5.0	1.7	0.3	0.1
Commercial real estate price growth	(2.9)	1.3	1.5	0.4	(0.3)	(0.5)	0.4	1.0

	First quarter 2020	Second quarter 2020	Third quarter 2020	Fourth quarter 2020	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021
At 31 December 2020%		%	%	%	%	%	%	%

Gross domestic product	(3.0)	(18.8)	16.0	(1.9)	(3.8)	5.6	3.6	1.5
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.0	4.1	4.8	5.0	5.2	6.5	8.0	7.5
House price growth	2.8	2.6	7.2	5.9	5.5	4.7	(1.6)	(3.8)
Commercial real estate price growth	(5.0)	(7.8)	(7.8)	(7.0)	(6.1)	(2.9)	(2.2)	(1.7)
1Gross domestic product presented quarter on quarter, house price growth and commercial real estate growth presented year on year - i.e. from the equivalent quarter the previous year. UK Bank Rate is presented end quarter.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period. The upside, base case and downside scenarios are weighted at 30 per cent each, with the severe downside scenario weighted at 10 per cent.

	2021	2022	2023	2024	2025	2021–2025 average
At 30 June 2021%		%	%	%	%	%

Upside
Gross domestic product	6.1	5.5	1.4	1.4	1.2	3.1
UK Bank Rate	0.52	1.27	1.09	1.32	1.58	1.16
Unemployment rate	4.7	4.9	4.4	4.2	4.1	4.5
House price growth	6.8	3.4	4.6	3.9	3.4	4.4
Commercial real estate price growth	9.2	5.7	2.4	0.3	(0.3)	3.4

Base case
Gross domestic product	5.5	5.5	1.6	1.4	1.2	3.0
UK Bank Rate	0.10	0.10	0.25	0.50	0.75	0.34
Unemployment rate	5.4	6.1	5.4	5.0	4.8	5.4
House price growth	5.6	0.1	0.1	0.6	1.1	1.5
Commercial real estate price growth	0.4	1.0	0.6	0.3	0.5	0.6

Downside
Gross domestic product	4.8	4.2	1.3	1.4	1.4	2.6
UK Bank Rate	0.09	0.05	0.06	0.11	0.20	0.10
Unemployment rate	6.0	7.8	7.1	6.5	6.0	6.7
House price growth	3.5	(6.2)	(7.5)	(4.9)	(1.8)	(3.5)
Commercial real estate price growth	(5.3)	(5.3)	(2.8)	(1.5)	0.2	(3.0)

Severe downside
Gross domestic product	4.1	3.5	1.1	1.4	1.4	2.3
UK Bank Rate	0.06	0.00	0.01	0.02	0.03	0.02
Unemployment rate	7.0	9.9	9.1	8.3	7.6	8.4
House price growth	2.4	(11.0)	(13.2)	(9.6)	(5.1)	(7.5)
Commercial real estate price growth	(13.5)	(13.5)	(6.9)	(2.3)	0.5	(7.3)

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)

	2020	2021	2022	2023	2024	2020–2024 average
At 31 December 2020%		%	%	%	%	%

Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1

Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)

Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)

Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. It therefore shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios from the probability-weighted view relative to the base case. The uplift being £386 million compared to £495 million at 31 December 2020.

	Probability- weighted	Upside	Base case	Downside	Severe downside
At 30 June 2021	£m	£m	£m	£m	£m

UK Mortgages	905	544	684	1,100	2,064
Other Retail	2,053	1,896	2,009	2,152	2,355
Commercial Banking	1,618	1,369	1,497	1,763	2,296
Other	421	419	421	421	425
ECL allowance	4,997	4,228	4,611	5,436	7,140

	Probability- weighted	Upside	Base case	Downside	Severe downside
At 31 December 2020	£m	£m	£m	£m	£m

UK Mortgages	1,027	614	803	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,315	1,853	2,102	2,575	3,554
Other	422	420	422	422	428
ECL allowance	6,132	5,068	5,637	6,721	9,033
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged.
The table below shows the estimated impact on the Group’s ECL in respect of UK Mortgages resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2021		At 31 December 2020
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(175)	254	(206)	284

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
The table below shows the estimated impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12 month and lifetime PDs.

	At 30 June 2021		At 31 December 2020
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m

UK Mortgages	33	(28)	25	(23)
Other Retail	45	(45)	54	(54)
Commercial Banking	85	(73)	123	(110)
Other	1	(1)	1	(1)
ECL impact	164	(147)	203	(188)
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Lloyds Banking Group’s Model Risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model overlays.
Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria within a reasonable timeframe.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
At 30 June 2021 the coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result there is a greater need for management judgements to be applied, as seen in the elevated levels present since year end. At 30 June 2021 management judgement resulted in additional ECL allowances totalling £1,659 million (31 December 2020: £1,333 million). This comprises judgements added due to COVID-19 and other judgements not directly linked to COVID-19 but which have increased in size under the current outlook. The table below analyses total ECL allowance at 30 June 2021 by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

	Modelled ECL	Individually assessed	Judgements due to COVID-19[1]	Other judgements	Total ECL
	£m	£m	£m	£m	£m

At 30 June 2021
UK Mortgages	345	—	73	487	905
Other Retail	1,610	—	405	38	2,053
Commercial Banking	410	952	257	(1)	1,618
Other	21	—	400	—	421
Total	2,386	952	1,135	524	4,997

At 31 December 2020
UK Mortgages	481	—	36	510	1,027
Other Retail	2,060	—	321	(13)	2,368
Commercial Banking	1,021	1,215	81	(2)	2,315
Other	22	—	400	—	422
Total	3,584	1,215	838	495	6,132
1Judgements due to the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
Central overlay in respect of economic uncertainty
Central overlay in respect of economic uncertainty: £400 million (31 December 2020: £400 million)
The Group's £400 million central overlay was added at year end in recognition of the risks to the conditioning assumptions around the base case scenario being markedly to the downside given the potential for a material delay in the vaccination programme or reduction in its effectiveness from further virus mutation and the corresponding delayed withdrawal of restrictions on social interaction or introduction of further lockdowns.
Although the outlook has improved in the first half, the Group still considers that the conditioning assumptions within the base case and associated scenarios do not necessarily capture the unprecedented risks that remain. The vaccine roll out has progressed well and has supported the planned easing of restrictions to date, however the increasing infection rate and hospitalisations from the Delta variant highlight the potential risk from further virus mutation and the resulting response which could be needed, potentially impacting on social and economic activity. The scale of the uncertainty is expected to diminish once the UK is fully vaccinated and infection levels have been sustained at low levels, with restrictions reduced and associated Government support wound down.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
Except as noted below, the nature of the judgements are consistent with those applied by the Group in its 2020 Annual Report and Accounts. The 30 June 2021 allowance has been re-assessed based on latest economic outlook, data points and modelled result.
Judgements due to COVID-19

	At 30 June 2021	At 31 Dec 2020
	£m	£m

UK Mortgages	73	36
Other Retail
Recognition of impact of support measures	318	218
Incorporation of forward-looking LGDs	80	86
Other	7	17
	405	321
Commercial Banking
Adjustment to economic variables used as inputs to models	166	91
Key coronavirus-impacted sectors	100	—
Other	(9)	(10)
	257	81

Other	400	400
Total	1,135	838
Notable movements from 31 December 2020 include:
UK Mortgages: £73 million (31 December 2020: £36 million)
Judgement has increased in the period due to an extension of the temporary suspension of the repossession of properties to support customers during the pandemic. The amount at 30 June 2021 also incorporates an adjustment to ensure ECL is at calibrated levels when applied to the latest balance sheet date.
Other Retail
Recognition of impact of support measures: £318 million (31 December 2020: £218 million)
Government support and subdued levels of consumer spending are judged to have temporarily reduced the flow of accounts into arrears and default and to have improved average credit scores across portfolios. The adjustment made at year end to reverse these impacts has continued to grow through 2021 with the passage of time and as average credit scores improved further.
Commercial Banking
Adjustment to economic variables used as inputs to models: £166 million (31 December 2020: £91 million)
Further observed reductions in the rate of corporate insolvencies, used as an input to Commercial default models, continue to be substituted with an increase proportionate to that seen in unemployment to generate a level of predicted defaults. The increase in the adjustment reflects the larger release which would therefore result should the metric, still believed unrepresentative of underlying conditions, be used within the model.
Key coronavirus-impacted sectors: £100 million (31 December 2020: £nil)
At year end the modelled ECL incorporated an economic outlook containing a material reduction in corporate profits. This is no longer assumed, which generates a reduction in modelled ECL and therefore leaves potential risk on specific underperforming sectors. Judgement has therefore been raised in place of this to ensure a more targeted stress on likelihood and severity of loss in these sectors.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
Other judgements

	At 30 June 2021	At 31 Dec 2020
	£m	£m

UK Mortgages
Adjustment to modelled forecast parameters	140	193
End-of-term interest only	168	179
Long-term defaults	74	87
Other	105	51
	487	510
Other Retail
Lifetime extension on revolving products	71	81
Unsecured non-scored accounts	(21)	(72)
Credit card LGD alignment	(55)	(55)
Other	43	33
	38	(13)

Commercial Banking	(1)	(2)
Total	524	495
Notable movements from 31 December 2020 include:
UK Mortgages
Adjustment to modelled forecast parameters: £140 million (31 December 2020: £193 million)
Adjustments to the estimated defaults used within the ECL calculation were introduced at year end following the adoption of new default forecast models. Work has progressed through the period with initial model changes identified which reduce the scale of adjustment required. The scale of the adjustment has also reduced as the impact of under-sensitivity lessens when applied to the improved economic outlook.
Other: £105 million (31 December 2020: £51 million)
The increase in the scale of the judgement reflects additional adjustment to capture risks relating to fire safety and cladding uncertainty within assessment of affordability and asset valuations, not captured by underlying models. The risk is now deemed sufficiently material to address through judgement, given that more cases have been assessed as having defective cladding, or other fire safety issues, together with emerging evidence of higher arrears and weaker sales values relative to the wider portfolio.
Other Retail
Unsecured non-scored accounts: £(21) million (31 December 2020: £(72) million)
Due to a shortcoming in the models, it is not possible to retrieve relevant credit data for a number of accounts and therefore no probability of default (PD) is available and no assessment of whether there has been a significant increase in credit risk (SICR) can be carried out. Work has progressed during 2021 to resolve this issue. The reduction therefore reflects that an adjustment is required on fewer accounts.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis
The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of Lloyds Bank plc remains the chief operating decision maker for the Group.
The Group’s activities are organised into two financial reporting segments: Retail and Commercial Banking. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2020, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2020.

	Retail	Commercial Banking	Other	Total
Half-year to 30 June 2021	£m	£m	£m	£m

Net interest income	4,187	1,112	77	5,376
Other income	829	379	723	1,931
Total income	5,016	1,491	800	7,307
Costs	(2,819)	(886)	(859)	(4,564)
Impairment credit	89	585	3	677
Profit (loss) before tax	2,286	1,190	(56)	3,420

External income	5,710	1,293	304	7,307
Inter-segment income (expense)	(694)	198	496	—
Segment income	5,016	1,491	800	7,307

	Retail	Commercial Banking	Other	Total
Half-year to 30 June 2020	£m	£m	£m	£m

Net interest income	4,202	1,180	232	5,614
Other income	927	300	925	2,152
Total income	5,129	1,480	1,157	7,766
Costs	(2,879)	(827)	(725)	(4,431)
Impairment charge	(2,095)	(1,328)	(202)	(3,625)
Profit (loss) before tax	155	(675)	230	(290)

External income	5,951	1,223	592	7,766
Inter-segment income (expense)	(822)	257	565	—
Segment income	5,129	1,480	1,157	7,766

	Segment external assets		Segment external liabilities
	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020
	£m	£m	£m	£m

Retail	369,679	359,171	314,808	295,216
Commercial Banking	79,909	83,155	130,508	126,008
Other	160,034	157,613	121,576	137,597
Total	609,622	599,939	566,892	558,821

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 4: Net fee and commission income

	Half-year to 30 June 2021	Half-year to 30 June 2020
	£m	£m

Fee and commission income:
Current accounts	310	305
Credit and debit card fees	381	344
Commercial banking and treasury fees	167	72
Factoring	38	42
Other fees and commissions	174	191
Total fee and commission income	1,070	954
Fee and commission expense	(480)	(421)
Net fee and commission income	590	533
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking.
Note 5: Operating expenses

	Half-year to 30 June 2021	Half-year to 30 June 2020
	£m	£m

Administrative expenses:
Staff costs	1,868	1,773
Premises and equipment	112	225
Other expenses	1,054	901
	3,034	2,899
Depreciation and amortisation	1,220	1,374
Regulatory provisions (note 12)	310	158
Total operating expenses	4,564	4,431

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 6: Impairment

	Half-year to 30 June 2021	Half-year to 30 June 2020
	£m	£m

Impact of transfers between stages	152	1,236
Other changes in credit quality	(473)	1,952
Additions (repayments)	(359)	181
Methodology and model changes	3	56
Other items	—	200
	(829)	2,389
Total impairment (credit) charge	(677)	3,625

In respect of:
Loans and advances to banks	(3)	14
Loans and advances to customers	(594)	3,314
Debt securities	—	1
Due from fellow Lloyds Banking Group undertakings	—	1
Financial assets held at amortised cost	(597)	3,330
Other assets	—	—
Impairment (credit) charge on drawn balances	(597)	3,330
Loan commitments and financial guarantees	(78)	289
Financial assets at fair value through other comprehensive income	(2)	6
Total impairment (credit) charge	(677)	3,625
Total impairment includes a release of £41 million (half-year to 30 June 2020: charge of £21 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.
The Group’s impairment charge comprises the following:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect the view of credit quality at the balance sheet date and therefore the ultimate realisable or recoverable value.
Additions (repayments)
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayment of outstanding balances that have been provided against.
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.
Other items
For the half-year to 30 June 2020 a central adjustment of £200 million was included to reflect the adjusted severe downside economic scenario.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 7: Tax expense
In accordance with IAS 34, the Group’s income tax credit for the half-year to 30 June 2021 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax credit and accounting profit is set out below:

	Half-year to 30 June 2021	Half-year to 30 June 2020
	£m	£m

Profit (loss) before tax	3,420	(290)
UK corporation tax thereon at 19 per cent (2020: 19 per cent)	(650)	55
Impact of surcharge on banking profits	(212)	17
Non-deductible costs: conduct charges	(7)	(11)
Other non-deductible costs	(40)	(38)
Non-taxable income	12	53
Tax relief on coupons on other equity instruments	39	39
Tax-exempt gains on disposals	2	—
Tax losses where no deferred tax recognised	(5)	(5)
Remeasurement of deferred tax due to rate changes	1,189	440
Differences in overseas tax rates	(19)	10
Adjustments in respect of prior years	(21)	34
Tax credit	288	594
The Finance Act 2021, which was substantively enacted on 24 May 2021, increases the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023. The impact of this rate change is an increase in the Group’s net deferred tax asset as at 30 June 2021 of £1,005 million, comprising a £1,189 million credit included in the income statement and a £184 million charge included in equity. The tax credit in the half-year to 30 June 2020 included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent.
Note 8: Financial assets at fair value through profit or loss

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Financial assets mandatorily at fair value through profit or loss:
Loans and advances to customers	1,087	1,511
Equity shares	205	163
	1,292	1,674
Total financial assets at fair value through profit or loss	1,292	1,674

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost
Half-year to 30 June 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Loans and advances to banks
At 1 January 2021	5,954	—	—	—	5,954	4	—	—	—	4
Exchange and other adjustments	(67)	—	—	—	(67)	1	—	—	—	1
Additions (repayments)	1,468	—	—	—	1,468	—	—	—	—	—
Other changes in credit quality						(3)	—	—	—	(3)
Credit to the income statement						(3)	—	—	—	(3)
At 30 June 2021	7,355	—	—	—	7,355	2	—	—	—	2
Allowance for impairment losses	(2)	—	—	—	(2)
Net carrying amount	7,353	—	—	—	7,353

Loans and advances to customers
At 1 January 2021	415,608	51,280	6,443	12,511	485,842	1,347	2,125	1,968	261	5,701
Exchange and other adjustments[1]	(1,555)	(21)	(80)	51	(1,605)	—	(1)	102	67	168
Transfers to Stage 1	11,106	(11,098)	(8)		—	361	(359)	(2)		—
Transfers to Stage 2	(10,905)	11,354	(449)		—	(66)	158	(92)		—
Transfers to Stage 3	(333)	(1,227)	1,560		—	(9)	(175)	184		—
Impact of transfers between stages	(132)	(971)	1,103		—	(261)	257	165		161
						25	(119)	255		161
Other changes in credit quality						(133)	(223)	31	(89)	(414)
Additions (repayments)	8,101	(4,350)	(793)	(663)	2,295	(61)	(174)	(73)	(36)	(344)
Methodology and model changes						(5)	8	—	—	3
(Credit) charge to the income statement						(174)	(508)	213	(125)	(594)
Advances written off			(602)	(13)	(615)			(602)	(13)	(615)
Recoveries of advances written off in previous years			71	—	71			71	—	71
Discount unwind								(85)	—	(85)
At 30 June 2021	422,022	45,938	6,142	11,886	485,988	1,173	1,616	1,667	190	4,646
Allowance for impairment losses	(1,173)	(1,616)	(1,667)	(190)	(4,646)
Net carrying amount	420,849	44,322	4,475	11,696	481,342
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI).

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Debt securities
At 1 January 2021	5,137	—	1	—	5,138	—	—	1	—	1
Exchange and other adjustments	(45)	—	—	—	(45)	—	—	—	—	—
Additions (repayments)	(305)	—	—	—	(305)	—	—	—	—	—
Charge to the income statement						—	—	—	—	—
At 30 June 2021	4,787	—	1	—	4,788	—	—	1	—	1
Allowance for impairment losses	—	—	(1)	—	(1)
Net carrying amount	4,787	—	—	—	4,787

Due from fellow Lloyds Banking Group undertakings	692	—	—	—	692
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	692	—	—	—	692
Total financial assets at amortised cost	433,681	44,322	4,475	11,696	494,174
The total allowance for impairment losses includes £136 million (31 December 2020: £192 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

Undrawn balances
At 1 January 2021	191	221	14	—	426
Exchange and other adjustments	—	—	—	—	—
Transfers to Stage 1	54	(54)	—		—
Transfers to Stage 2	(10)	10	—		—
Transfers to Stage 3	—	(4)	4		—
Impact of transfers between stages	(44)	35	—		(9)
	—	(13)	4		(9)
Other items credited to the income statement	(29)	(30)	(10)	—	(69)
Credit to the income statement	(29)	(43)	(6)	—	(78)
At 30 June 2021	162	178	8	—	348

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

In respect of:
Loans and advances to banks	2	—	—	—	2
Loans and advances to customers	1,173	1,616	1,667	190	4,646
Debt securities	—	—	1	—	1
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	—
Financial assets at amortised cost	1,175	1,616	1,668	190	4,649
Provisions in relation to loan commitments and financial guarantees	162	178	8	—	348
Total	1,337	1,794	1,676	190	4,997
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3
Year ended 31 December 2020

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Loans and advances to banks
At 1 January 2020	4,852	—	—	—	4,852	—	—	—	—	—
Exchange and other adjustments	(25)	—	—	—	(25)	—	—	—	—	—
Additions (repayments)	1,127	—	—	—	1,127	—	—	—	—	—
Charge to the income statement						4	—	—	—	4
At 31 December 2020	5,954	—	—	—	5,954	4	—	—	—	4
Allowance for impairment losses	(4)	—	—	—	(4)
Net carrying amount	5,950	—	—	—	5,950

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Loans and advances to customers
At 1 January 2020	429,767	28,505	5,647	13,714	477,633	669	993	1,359	142	3,163
Exchange and other adjustments[1]	1,013	24	(198)	(8)	831	—	2	43	21	66
Transfers to Stage 1	4,970	(4,954)	(16)		—	144	(141)	(3)		—
Transfers to Stage 2	(28,516)	29,128	(612)		—	(217)	267	(50)		—
Transfers to Stage 3	(1,615)	(2,001)	3,616		—	(9)	(156)	165		—
Impact of transfers between stages	(25,161)	22,173	2,988		—	(84)	880	570		1,366
						(166)	850	682		1,366
Other changes in credit quality						838	(33)	1,183	167	2,155
Additions (repayments)	9,989	578	(754)	(1,156)	8,657	37	143	(38)	(30)	112
Methodology and model changes						(31)	170	26	—	165
Charge to the income statement						678	1,130	1,853	137	3,798
Advances written off			(1,490)	(39)	(1,529)			(1,490)	(39)	(1,529)
Recoveries of advances written off in previous years			250	—	250			250	—	250
Discount unwind								(47)	—	(47)
At 31 December 2020	415,608	51,280	6,443	12,511	485,842	1,347	2,125	1,968	261	5,701
Allowance for impairment losses	(1,347)	(2,125)	(1,968)	(261)	(5,701)
Net carrying amount	414,261	49,155	4,475	12,250	480,141
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets.

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Debt securities
At 1 January 2020	5,325	—	1	—	5,326	—	—	1	—	1
Exchange and other adjustments	(17)	—	—	—	(17)	—	—	—	—	—
Additions (repayments)	(171)	—	—	—	(171)	—	—	—	—	—
At 31 December 2020	5,137	—	1	—	5,138	—	—	1	—	1
Allowance for impairment losses	—	—	(1)	—	(1)
Net carrying amount	5,137	—	—	—	5,137

Due from fellow Lloyds Banking Group undertakings	738	—	—	—	738
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	738	—	—	—	738
Total financial assets at amortised cost	426,086	49,155	4,475	12,250	491,966

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

Undrawn balances
At 1 January 2020	91	77	5	—	173
Exchange and other adjustments	—	—	—	—	—
Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(10)	10	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(10)	90	10		90
	(2)	75	17		90
Other items charged to the income statement	102	69	(8)	—	163
Charge to the income statement	100	144	9	—	253
At 31 December 2020	191	221	14	—	426
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

In respect of:
Loans and advances to banks	4	—	—	—	4
Loans and advances to customers	1,347	2,125	1,968	261	5,701
Debt securities	—	—	1	—	1
Due from fellow Lloyds Banking Group undertakings	—	—	—	—	—
Financial assets at amortised cost	1,351	2,125	1,969	261	5,706
Provisions in relation to loan commitments and financial guarantees	191	221	14	—	426
Total	1,542	2,346	1,983	261	6,132
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	5	—	—	—	5
The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.
Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within purchased or originated credit-impaired, which are not transferrable.
Additions (repayments) comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 10).

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 10: Debt securities in issue

	At 30 June 2021			At 31 December 2020
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	6,818	20,588	27,406	6,783	21,501	28,284
Covered bonds	—	20,117	20,117	—	23,977	23,977
Certificates of deposit	—	464	464	—	3,597	3,597
Securitisation notes	38	4,093	4,131	45	4,436	4,481
Commercial paper	—	9,858	9,858	—	5,782	5,782
	6,856	55,120	61,976	6,828	59,293	66,121
The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.
Securitisation programmes
At 30 June 2021, external parties held £4,131 million (31 December 2020: £4,481 million) and the Group’s subsidiaries held £27,038 million (31 December 2020: £27,418 million) of total securitisation notes in issue of £31,169 million (31 December 2020: £31,899 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £33,752 million (31 December 2020: £34,584 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.
Covered bond programmes
At 30 June 2021, external parties held £20,117 million (31 December 2020: £23,977 million) and the Group’s subsidiaries held none (31 December 2020: £100 million) of total covered bonds in issue of £20,117 million (31 December 2020: £24,077 million). The bonds are secured on certain loans and advances to customers amounting to £31,698 million (31 December 2020: £34,960 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.
Cash deposits of £4,674 million (31 December 2020: £3,930 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Defined benefit pension schemes:
Fair value of scheme assets	49,299	51,127
Present value of funded obligations	(46,297)	(49,549)
Net pension scheme asset	3,002	1,578
Other post-retirement schemes	(102)	(109)
Net retirement benefit asset	2,900	1,469

Recognised on the balance sheet as:
Retirement benefit assets	3,134	1,714
Retirement benefit obligations	(234)	(245)
Net retirement benefit asset	2,900	1,469
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2021	1,469
Income statement charge	(122)
Employer contributions	949
Remeasurement	604
Asset at 30 June 2021	2,900
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June 2021	At 31 Dec 2020
	%	%

Discount rate	1.93	1.44
Rate of inflation:
Retail Price Index	3.10	2.80
Consumer Price Index	2.70	2.41
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.81	2.61

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Other provisions

Provisions for financial commitments and guarantees		Regulatory provisions	Other	Total
	£m	£m	£m	£m

At 1 January 2021	426	520	776	1,722
Exchange and other adjustments	—	—	(10)	(10)
Provisions applied	—	(361)	(146)	(507)
Charge for the period	(78)	310	62	294
At 30 June 2021	348	469	682	1,499
Regulatory provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the half-year to 30 June 2021 the Group charged a further £310 million in respect of legal actions and other regulatory matters.
The unutilised balance at 30 June 2021 was £469 million (31 December 2020: £520 million). The most significant items are as follows.
Payment protection insurance (excluding MBNA)
The Group has made provisions for PPI costs over a number of years totalling £21,906 million. Good progress continues to be made towards ensuring operational completeness, with the final validation of information requests and complaints with third parties at an advanced stage, ahead of an orderly programme close. At 30 June 2021, a provision of £55 million remained outstanding (excluding amounts related to MBNA), with total cash payments of £143 million during the six months to 30 June 2021.
In addition to the above provision, the Group continues to challenge PPI litigation cases, with mainly administration costs and some potential redress recognised within the first half regulatory provisions.
Payment protection insurance (MBNA)
As announced in December 2016, the Group's exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the half-year to 30 June 2021.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Other provisions (continued)
HBOS Reading – review
The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is applying the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel, an extension of debt relief and a wider definition of de facto directors. Further details of the panel were announced on 3 April 2020 and the panel's full scope and methodology was published on 7 July 2020. The panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common-sense manner. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced.
In 2020 a charge of £159 million was recorded, bringing the lifetime cost to £435 million, covering both compensation payments and operational costs.
In the half-year to 30 June 2021 the Group has continued to make progress assessing further debt relief and de facto director status claims and has now completed 99 per cent of preliminary assessments. The independent panel has also started to issue its first outcomes.
The Group has charged £150 million in the half-year to 30 June 2021 for the independent panel and Dame Linda Dobbs review of the Group’s handling of HBOS Reading between January 2009 and January 2017. A significant part of this charge relates to the actual and foreseeable future operational costs of these activities which are both now expected to extend into 2022, in addition to awards from the independent panel to date. The first half charge increases the lifetime cost to £585 million. The panel is continuing its assessment of awards which could result in further significant charges over 2021 and 2022 but it is not possible to reliably estimate the potential impact or timings at this stage. The Group is committed to implementing Sir Ross's recommendations in full.
Arrears handling related activities
To date the Group has provided a total of £1,017 million for arrears handling activities; the unutilised balance at 30 June 2021 was £38 million.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 13: Related party transactions
Balances and transactions with fellow Lloyds Banking Group undertakings
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc, and fellow Group undertakings. These are included on the balance sheet as follows:

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Assets, included within:
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	692	738
Derivative financial instruments	680	690
	1,372	1,428
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	7,169	6,875
Derivative financial instruments	797	1,424
Debt securities in issue	13,757	12,686
Subordinated liabilities	5,627	4,599
	27,350	25,584
During the half-year to 30 June 2021 the Group earned £9 million (half-year to 30 June 2020: £3 million) of interest income and incurred £253 million (half-year to 30 June 2020: £242 million) of interest expense on balances and transactions with Lloyds Banking Group plc and fellow Group undertakings.
During the half-year to 30 June 2021 the Bank issued £1,550 million of Additional Tier 1 securities to its parent company, Lloyds Banking Group plc and redeemed £1,841 million, which had also been issued to Lloyds Banking Group plc.
Other related party transactions
Other related party transactions for the half-year to 30 June 2021 are similar in nature to those for the year ended 31 December 2020.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Contingent liabilities, commitments and guarantees
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•litigation brought by retailers against both Visa and Mastercard continues in the English Courts in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and
•litigation brought on behalf of UK consumers in the English Courts against Mastercard, which the Supreme Court has now confirmed can proceed in the lower courts.
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference stock as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale had no impact on this contingent liability.
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate. Certain of the plaintiffs' claims have been dismissed by the US Federal Court for the Southern District of New York (subject to appeals).
Certain Group companies are also named as defendants in (i) UK based claims and; (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Contingent liabilities, commitments and guarantees (continued)
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in early 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £720 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £330 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to properly assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 12.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Contingent liabilities, commitments and guarantees (continued)
Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Contingent liabilities
Acceptances and endorsements	60	73
Other:
Other items serving as direct credit substitutes	455	221
Performance bonds, including letters of credit, and other transaction-related contingencies	1,971	2,070
	2,426	2,291
Total contingent liabilities	2,486	2,364

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	1
Forward asset purchases and forward deposits placed	74	124

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	16,701	20,128
Other commitments and guarantees	82,206	82,151
	98,907	102,279
1 year or over original maturity	28,319	31,194
Total commitments and guarantees	127,301	133,598
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £53,163 million (31 December 2020: £59,240 million) was irrevocable.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 42 to the Group’s 2020 financial statements details the definitions of the three levels in the fair value hierarchy.
Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2020 Annual Report and Accounts applied to these portfolios.
The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2021		At 31 December 2020
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

Financial assets
Loans and advances to banks	7,353	7,353	5,950	5,949
Loans and advances to customers	481,342	482,578	480,141	479,518
Debt securities	4,787	4,780	5,137	5,129
Due from fellow Lloyds Banking Group undertakings	692	692	738	738
Financial assets at amortised cost	494,174	495,403	491,966	491,334

Financial liabilities
Deposits from banks	16,029	16,031	24,997	24,998
Customer deposits	457,465	457,543	434,569	434,740
Due to fellow Lloyds Banking Group undertakings	7,169	7,169	6,875	6,875
Debt securities in issue	55,120	57,596	59,293	62,931
Subordinated liabilities	9,600	10,470	9,242	10,275
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

	Level 1	Level 2	Level 3	Total
Financial assets	£m	£m	£m	£m

At 30 June 2021
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	649	438	1,087
Equity shares	201	—	4	205
Total financial assets at fair value through profit or loss	201	649	442	1,292
Financial assets at fair value through other comprehensive income:
Debt securities	12,577	13,207	56	25,840
Treasury and other bills	—	—	—	—
Total financial assets at fair value through other comprehensive income	12,577	13,207	56	25,840
Derivative financial instruments	—	6,424	12	6,436
Total financial assets carried at fair value	12,778	20,280	510	33,568

At 31 December 2020
Financial assets at fair value through profit or loss
Loans and advances to customers	—	—	1,511	1,511
Equity shares	159	4	—	163
Total financial assets at fair value through profit or loss	159	4	1,511	1,674
Financial assets at fair value through other comprehensive income:
Debt securities	14,758	12,437	65	27,260
Treasury and other bills	—	—	—	—
Total financial assets at fair value through other comprehensive income	14,758	12,437	65	27,260
Derivative financial instruments	—	8,327	14	8,341
Total financial assets carried at fair value	14,917	20,768	1,590	37,275

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)

	Level 1	Level 2	Level 3	Total
Financial liabilities	£m	£m	£m	£m

At 30 June 2021
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	—	6,818	38	6,856
Trading liabilities	1	—	—	1
Total financial liabilities at fair value through profit or loss	1	6,818	38	6,857
Derivative financial instruments	—	5,096	245	5,341
Total financial liabilities carried at fair value	1	11,914	283	12,198

At 31 December 2020
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	—	6,783	45	6,828
Trading liabilities	1	2	—	3
Total financial liabilities at fair value through profit or loss	1	6,785	45	6,831
Derivative financial instruments	—	7,909	319	8,228
Total financial liabilities carried at fair value	1	14,694	364	15,059
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2021	1,511	65	14	1,590
Exchange and other adjustments	(15)	(3)	—	(18)
Losses recognised in the income statement within other income	(49)	—	(2)	(51)
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	(4)	—	(4)
Purchases/increases to customer loans	18	—	—	18
Sales/repayments of customer loans	(374)	(2)	—	(376)
Transfers into the level 3 portfolio	4	—	—	4
Transfers out of the level 3 portfolio	(653)	—	—	(653)
At 30 June 2021	442	56	12	510
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2021	(60)	—	(2)	(62)

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2020	1,829	60	—	1,889
Exchange and other adjustments	79	4	—	83
Gains recognised in the income statement within other income	20	—	1	21
Purchases/increases to customer loans	368	—	—	368
Sales/repayments of customer loans	(312)	—	—	(312)
Transfers into the level 3 portfolio	—	—	14	14
Transfers out of the level 3 portfolio	(50)	—	—	(50)
At 30 June 2020	1,934	64	15	2,013
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2020	105	—	—	105
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss	Derivative liabilities	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2021	45	319	364
Gains recognised in the income statement within other income	(2)	(55)	(57)
Redemptions	(5)	(19)	(24)
At 30 June 2021	38	245	283
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2021	(2)	(42)	(44)

At 1 January 2020	47	297	344
Losses recognised in the income statement within other income	1	12	13
Redemptions	(1)	(8)	(9)
Transfers into the level 3 portfolio	—	46	46
At 30 June 2020	47	347	394
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2020	—	—	—

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

			At 30 June 2021
				Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/-6%)	438	39	(36)
Other			4
			442
Financial assets at fair value through other comprehensive income			56
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (8%/124%)	12
			12
Level 3 financial assets carried at fair value			510

Financial liabilities at fair value through profit or loss			38
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (8%/124%)	39
Shared appreciation right	Market values – property valuation	HPI (+/-1%)	206
			245
Level 3 financial liabilities carried at fair value			283
1Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
2Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)

			At 31 December 2020
				Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+106bps)	1,511	47	(45)
			1,511
Financial assets at fair value through other comprehensive income			65
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/128%)	14
			14
Level 3 financial assets carried at fair value			1,590

Financial liabilities at fair value through profit or loss			45
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (33%/60%)	48
Shared appreciation right	Market values – property valuation	HPI (+/-1%)	271
			319
Level 3 financial liabilities carried at fair value			364
1Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
2Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2020 financial statements.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 42 to the Group’s 2020 financial statements.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Credit quality of loans and advances to banks and customers

Gross drawn exposures and expected credit loss allowances	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2021
Loans and advances to banks:
CMS 1-10	7,355	—	—	—	7,355	2	—	—	—	2
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	7,355	—	—	—	7,355	2	—	—	—	2

Loans and advances to customers:
Retail - UK Mortgages
RMS 1-6	262,472	22,374	—	—	284,846	123	234	—	—	357
RMS 7-9	69	4,022	—	—	4,091	1	59	—	—	60
RMS 10	—	918	—	—	918	—	23	—	—	23
RMS 11-13	—	2,456	—	—	2,456	—	95	—	—	95
RMS 14	—	—	1,924	11,886	13,810	—	—	175	190	365
	262,541	29,770	1,924	11,886	306,121	124	411	175	190	900
Retail - credit cards
RMS 1-6	9,032	1,124	—	—	10,156	61	46	—	—	107
RMS 7-9	1,720	1,028	—	—	2,748	60	115	—	—	175
RMS 10	150	317	—	—	467	6	60	—	—	66
RMS 11-13	54	467	—	—	521	—	169	—	—	169
RMS 14	—	—	323	—	323	—	—	140	—	140
	10,956	2,936	323	—	14,215	127	390	140	—	657
Retail - loans and overdrafts
RMS 1-6	5,991	398	—	—	6,389	73	19	—	—	92
RMS 7-9	1,707	519	—	—	2,226	74	60	—	—	134
RMS 10	63	143	—	—	206	6	29	—	—	35
RMS 11-13	21	353	—	—	374	3	134	—	—	137
RMS 14	—	—	312	—	312	—	—	151	—	151
	7,782	1,413	312	—	9,507	156	242	151	—	549
Retail - UK Motor Finance
RMS 1-6	11,638	1,464	—	—	13,102	142	36	—	—	178
RMS 7-9	687	490	—	—	1,177	7	29	—	—	36
RMS 10	—	134	—	—	134	—	19	—	—	19
RMS 11-13	22	184	—	—	206	—	45	—	—	45
RMS 14	—	—	233	—	233	—	—	152	—	152
	12,347	2,272	233	—	14,852	149	129	152	—	430
Retail - other
RMS 1-6	15,661	485	—	—	16,146	25	15	—	—	40
RMS 7-9	1,982	357	—	—	2,339	6	43	—	—	49
RMS 10	—	5	—	—	5	—	—	—	—	—
RMS 11-13	431	356	—	—	787	—	29	—	—	29
RMS 14	—	—	244	—	244	—	—	54	—	54
	18,074	1,203	244	—	19,521	31	87	54	—	172
Total Retail	311,700	37,594	3,036	11,886	364,216	587	1,259	672	190	2,708

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances (continued)	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2021
Commercial Banking
CMS 1-10	24,607	128	—	—	24,735	20	2	—	—	22
CMS 11-14	31,949	3,419	—	—	35,368	113	49	—	—	162
CMS 15-18	3,011	4,155	—	—	7,166	44	234	—	—	278
CMS 19	—	606	—	—	606	—	71	—	—	71
CMS 20-23	—	—	3,044	—	3,044	—	—	985	—	985
	59,567	8,308	3,044	—	70,919	177	356	985	—	1,518
Other
RMS 1-6	877	36	—	—	913	9	1	—	—	10
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	62	—	62	—	—	10	—	10
	877	36	62	—	975	9	1	10	—	20
CMS 1-10	49,873	—	—	—	49,873	—	—	—	—	—
CMS 11-14	3	—	—	—	3	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	49,878	—	—	—	49,878	—	—	—	—	—
Central overlay	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	422,022	45,938	6,142	11,886	485,988	1,173	1,616	1,667	190	4,646

In respect of:
Retail	311,700	37,594	3,036	11,886	364,216	587	1,259	672	190	2,708
Commercial Banking	59,567	8,308	3,044	—	70,919	177	356	985	—	1,518
Other[1]	50,755	36	62	—	50,853	409	1	10	—	420
Total loans and advances to customers	422,022	45,938	6,142	11,886	485,988	1,173	1,616	1,667	190	4,646
1Principally comprises reverse repurchase agreement balances.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2020
Loans and advances to banks:
CMS 1-10	5,951	—	—	—	5,951	4	—	—	—	4
CMS 11-14	3	—	—	—	3	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	5,954	—	—	—	5,954	4	—	—	—	4

Loans and advances to customers:
Retail - UK Mortgages
RMS 1-6	251,372	21,010	—	—	272,382	103	247	—	—	350
RMS 7-9	46	4,030	—	—	4,076	1	66	—	—	67
RMS 10	—	907	—	—	907	—	25	—	—	25
RMS 11-13	—	3,071	—	—	3,071	—	130	—	—	130
RMS 14	—	—	1,859	12,511	14,370	—	—	191	261	452
	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Retail - credit cards
RMS 1-6	9,619	1,284	—	—	10,903	75	57	—	—	132
RMS 7-9	1,603	1,137	—	—	2,740	66	138	—	—	204
RMS 10	274	343	—	—	617	14	70	—	—	84
RMS 11-13	—	509	—	—	509	—	193	—	—	193
RMS 14	—	—	340	—	340	—	—	153	—	153
	11,496	3,273	340	—	15,109	155	458	153	—	766
Retail - loans and overdrafts
RMS 1-6	5,559	291	—	—	5,850	80	15	—	—	95
RMS 7-9	1,990	580	—	—	2,570	99	66	—	—	165
RMS 10	116	181	—	—	297	13	36	—	—	49
RMS 11-13	45	467	—	—	512	9	178	—	—	187
RMS 14	—	—	307	—	307	—	—	147	—	147
	7,710	1,519	307	—	9,536	201	295	147	—	643
Retail - UK Motor Finance
RMS 1-6	12,035	1,396	—	—	13,431	187	46	—	—	233
RMS 7-9	738	456	—	—	1,194	7	33	—	—	40
RMS 10	—	171	—	—	171	—	30	—	—	30
RMS 11-13	13	193	—	—	206	—	62	—	—	62
RMS 14	—	—	199	—	199	—	—	133	—	133
	12,786	2,216	199	—	15,201	194	171	133	—	498
Retail - other
RMS 1-6	14,952	482	—	—	15,434	19	19	—	—	38
RMS 7-9	2,418	334	—	—	2,752	11	39	—	—	50
RMS 10	—	21	—	—	21	—	1	—	—	1
RMS 11-13	509	467	—	—	976	—	40	—	—	40
RMS 14	—	—	184	—	184	—	—	59	—	59
	17,879	1,304	184	—	19,367	30	99	59	—	188
Total Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances (continued)	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2020
Commercial Banking
CMS 1-10	22,218	177	—	—	22,395	23	2	—	—	25
CMS 11-14	30,023	6,662	—	—	36,685	135	106	—	—	241
CMS 15-18	4,656	6,430	—	—	11,086	96	397	—	—	493
CMS 19	—	669	—	—	669	—	129	—	—	129
CMS 20-23	—	—	3,485	—	3,485	—	—	1,273	—	1,273
	56,897	13,938	3,485	—	74,320	254	634	1,273	—	2,161
Other
RMS 1-6	822	12	—	—	834	9	—	—	—	9
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	59	—	59	—	—	12	—	12
	822	12	59	—	893	9	—	12	—	21
CMS 1-10	56,362	—	—	—	56,362	—	—	—	—	—
CMS 11-14	236	—	—	—	236	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	10	—	10	—	—	—	—	—
	56,600	—	10	—	56,610	—	—	—	—	—
Central overlay	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	415,608	51,280	6,443	12,511	485,842	1,347	2,125	1,968	261	5,701

In respect of:
Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119
Commercial Banking	56,897	13,938	3,485	—	74,320	254	634	1,273	—	2,161
Other[1]	57,422	12	69	—	57,503	409	—	12	—	421
Total loans and advances to customers	415,608	51,280	6,443	12,511	485,842	1,347	2,125	1,968	261	5,701
1Principally comprises reverse repurchase agreement balances.
Note 17: Dividends on ordinary shares
The Bank paid a dividend of £1,000 million on 19 May 2021.

LLOYDS BANK PLC	2021 HALF-YEAR RESULTS
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	29 July 2021

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